FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Statutory results

The condensed consolidated income statement, condensed consolidated balance sheet, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 147 to 193 inclusive are on a statutory basis and include the results and financial position of ABN AMRO. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

  Condensed consolidated income statement

for the half year ended 30 June 2009 (unaudited)

In the income statement below, amortisation of purchased intangible assets and integration and restructuring costs are included in operating expenses.  First half 2008 and full year 2008 have been restated for the amendment to IFRS 2 'Share-based Payment'.

	First half 2009	First half 2008	Full year 2008
			(audited)
	£m	£m	£m

Interest receivable	18,131	24,178	49,522
Interest payable	(9,962)	(15,483)	(30,847)

Net interest income	8,169	8,695	18,675

Fees and commissions receivable	4,988	4,917	9,831
Fees and commissions payable	(1,340)	(1,188)	(2,386)
Income/(loss) from trading activities	1,994	(3,373)	(8,477)
Gain on redemption of own debt	3,790	-	-
Other operating income (excluding insurance premium income)	1,419	1,635	1,899
Net insurance premium income	2,821	3,156	6,326

Non-interest income	13,672	5,147	7,193

Total income	21,841	13,842	25,868

Staff costs	(6,008)	(5,558)	(10,410)
Premises and equipment	(1,533)	(1,218)	(2,593)
Other administrative expenses	(2,682)	(2,420)	(5,464)
Depreciation and amortisation	(1,357)	(1,523)	(3,154)
Write-down of goodwill and other intangible assets	(311)	-	(32,581)

Operating expenses*	(11,891)	(10,719)	(54,202)

Profit/(loss) before other operating charges and impairment losses	9,950	3,123	(28,334)
Net insurance claims	(2,134)	(2,189)	(4,430)
Impairment losses	(8,060)	(1,661)	(8,072)

Operating loss before tax	(244)	(727)	(40,836)
Tax credit	441	333	2,323

Profit/(loss) from continuing operations	197	(394)	(38,513)
(Loss)/profit from discontinued operations, net of tax	(62)	234	3,971

Profit/(loss) for the period	135	(160)	(34,542)
Minority interests	(631)	(452)	10,832
Other owners' dividends	(546)	(215)	(596)

Loss attributable to ordinary shareholders	(1,042)	(827)	(24,306)

Basic earnings per ordinary share from continuing operations (Note 10)	(2.1p)	(6.4p)	(146.2p)

Diluted earnings per ordinary share from continuing operations (Note 10)	(2.1p)	(6.4p)	(146.2p)

Basic earnings per ordinary share from discontinued operations (Note 10)	(0.1p)	(0.4p)	(0.5p)

Diluted earnings per ordinary share from discontinued operations (Note 10)	(0.1p)	(0.4p)	(0.5p)

*Operating expenses include:	£m	£m	£m
Integration and restructuring costs:
- administrative expenses	726	302	1,321
- depreciation and amortisation	8	14	36

	734	316	1,357
Amortisation of purchased intangible assets	140	262	443

	874	578	1,800

   Condensed consolidated statement of comprehensive income

for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008 (audited)
	£m	£m	£m

Profit/(loss)/ for the period	135	(160)	(34,542)

Other comprehensive income:
Available-for-sale financial assets	(1,660)	(1,796)	(7,406)
Cash flow hedges	364	326	(1,456)
Currency translation	(4,281)	3,509	15,425
Actuarial losses on defined benefit plans	-	-	(2,287)
Tax on other comprehensive income	478	423	2,786

Other comprehensive income for the period, net of tax	(5,099)	2,462	7,062

Total comprehensive income for the period	(4,964)	2,302	(27,480)

Attributable to:
Equity shareholders	(3,146)	(936)	(23,148)
Minority interests	(1,818)	3,238	(4,332)

	(4,964)	2,302	(27,480)

Financial review

Loss

Loss before tax was £244 million compared with a loss of £727 million in the first half of 2008.

Total income

Total income was up 58% to £21,841 million.

Net interest income decreased by 6% to £8,169 million.

Non-interest income  increased to £13,672 million and included a gain on redemption of own debt of £3,790 million.

Operating expenses

Operating expenses increased to £11,891 million which included the write-down of goodwill of £311 million. Integration and restructuring costs were £734 million compared with £316 million in 2008.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, decreased by 3% to £2,134 million.

Impairment losses

Impairment losses were £8,060 million, compared with £1,661 million in the first half of 2008.

Taxation

The effective tax rate for the first half of 2009 was 180.7% compared with 45.8% in the first half of 2008.

Earnings

Basic earnings, including discontinued operations, per ordinary share improved from a loss of 6.8p to a loss of 2.2p.

Capital

Capital ratios at 30 June 2009 were 7.0% (Core Tier 1), 9.3% (Tier 1) and 11.9% (Total).

   Condensed consolidated balance sheet

at 30 June 2009 (unaudited)

	30 June 2009	31 December 2008 (audited)	30 June 2008
	£m	£m	£m
Assets
Cash and balances at central banks	39,946	12,400	35,580
Net loans and advances to banks	60,330	79,426	44,525
Reverse repurchase agreements and stock borrowing	35,076	58,771	107,767
Loans and advances to banks	95,406	138,197	152,292
Net loans and advances to customers	722,260	835,409	721,231
Reverse repurchase agreements and stock borrowing	47,514	39,313	85,973
Loans and advances to customers	769,774	874,722	807,204
Debt securities	244,089	267,549	257,739
Equity shares	17,580	26,330	37,689
Settlement balances	23,264	17,832	27,624
Derivatives	557,284	992,559	415,109
Intangible assets	18,180	20,049	44,869
Property, plant and equipment	17,895	18,949	16,166
Deferred taxation	8,392	7,082	1,535
Prepayments, accrued income and other assets	23,265	24,402	21,535
Assets of disposal groups	3,848	1,581	63,537

Total assets	1,818,923	2,401,652	1,880,879

Liabilities
Bank deposits	126,852	174,378	132,661
Repurchase agreements and stock lending	44,142	83,666	112,212
Deposits by banks	170,994	258,044	244,873
Customer deposits	540,674	581,369	551,245
Repurchase agreements and stock lending	75,015	58,143	92,375
Customer accounts	615,689	639,512	643,620
Debt securities in issue	274,180	300,289	275,211
Settlement balances and short positions	60,287	54,277	84,083
Derivatives	537,064	971,364	407,559
Accruals, deferred income and other liabilities	30,121	31,482	23,863
Retirement benefit liabilities	1,731	2,032	390
Deferred taxation	4,022	4,165	3,492
Insurance liabilities	9,542	9,976	9,596
Subordinated liabilities	35,703	49,154	39,720
Liabilities of disposal groups	7,498	859	44,779

Total liabilities	1,746,831	2,321,154	1,777,186

Equity:
Minority interests	16,426	21,619	42,056
Owners' equity*
Called up share capital	14,120	9,898	4,064
Reserves	41,546	48,981	57,573

Total equity	72,092	80,498	103,693

Total liabilities and equity	1,818,923	2,401,652	1,880,879

*Owners' equity attributable to:
Ordinary shareholders	47,820	45,525	53,283
Other equity owners	7,846	13,354	8,354

	55,666	58,879	61,637

Overview of condensed consolidated balance sheet

Total assets of £1,818.9 billion at 30 June 2009 were down £582.7 billion, 24%, compared with 31 December 2008.

Cash and balances at central banks increased £27.5 billion to £39.9 billion from seasonal lows.

Loans and advances to banks decreased by £42.8 billion, 31%, to £95.4 billion reflecting lower reverse repurchase agreements and stock borrowing ('reverse repos'), down by £23.7 billion, 40% to £35.1 billion and reduced bank placings, down £19.1 billion, 24%, to £60.3 billion largely as a result of reduced cash collateral balances in Global Banking & Markets.

Loans and advances to customers were down £104.9 billion, 12%, at £769.8 billion.  Within this, reverse repos increased by 21%, £8.2 billion to £47.5 billion. Excluding reverse repos, lending declined by £113.1 billion, 14% to £722.3 billion or £108.6 billion, 13%, before impairment provisions. This reflected the effect of exchange rate movements, £51.9 billion, following the strengthening of sterling during the first half of 2009 and reductions in lending in Global Banking & Markets, down £38.5 billion, Non-Core, £11.5 billion including £3.5 billion transfer to disposal groups in respect of the Asian businesses, UK Corporate & Commercial, £3.4 billion, US Retail & Commercial, £2.8 billion and Ulster Bank, £1.4 billion.

Debt securities decreased by £23.5 billion, 9%, to £244.1 billion and equity shares decreased by £8.8 billion, 33%, to £17.6 billion principally due to lower holdings in Global Banking & Markets.

Settlement balances were up £5.4 billion, 30%, at £23.3 billion reflecting increased customer activity.

Movements in the value of derivatives, assets and liabilities, primarily reflect reductions in interest rates and the strengthening of sterling during the first half of 2009.

Intangible assets declined by £1.9 billion, 9%, to £18.2 billion mainly due to the £0.3 billion write-down of goodwill in the Non-Core division and the effect of exchange rates.

Deferred tax assets increased £1.3 billion, 18%, to £8.4 billion principally due to carried forward trading losses.

Increases in assets and liabilities of disposal groups largely reflect the inclusion of the Asian businesses at 30 June 2009 partly offset by the continued disposals of ABN AMRO's private equity investments.

Deposits by banks declined by £87.0 billion, 34% to £171.0 billion.  This reflected decreased repurchase agreements and stock lending ('repos'), down £39.5 billion, 47% to £44.1 billion and reduced inter-bank deposits, down £47.5 billion, 27% to £126.9 billion principally in Global Banking & Markets in part due to lower collateral deposits.

Customer accounts were down £23.8 billion, 4% to £615.7 billion. Within this, repos increased £16.9 billion, 29% to £75.0 billion. Excluding repos, deposits declined by £40.7 billion, 7%, to £540.7 billion primarily due to exchange rate movements, £33.3 billion, the transfer of £7.3 billion to disposal groups in respect of the Asian businesses and reductions in Global Banking & Markets, £17.6 billion, offset in part by increases in the RFS Minority Interest, up £17.4 billion.

Debt securities in issue decreased £26.1 billion, 9% to £274.2 billion mainly as a result of movements in exchange rates together with reductions in Global Banking & Markets, Non-Core and the RFS Minority Interest.

Settlement balances and short positions were up £6.0 billion, 11%, to £60.3 billion reflecting increased customer activity.

Subordinated liabilities decreased £13.5 billion, 27% to £35.7 billion reflecting the redemption of £5.0 billion undated loan capital, £1.5 billion trust preferred securities and £2.0 billion dated loan capital, together with the effect of exchange rates and other adjustments.

Overview of condensed consolidated balance sheet (continued)

Equity minority interests decreased by £5.2 billion, 24% to £16.4 billion. Equity withdrawals of £3.1 billion, reflecting the disposal of the investment in Bank of China attributable to minority shareholders and the redemption, in part, of certain Trust Preferred Securities, the recycling of related available-for-sale reserves to income, £0.4 billion, dividends paid of £0.3 billion and exchange rate movements of £2.0 billion, were partially offset by attributable profits of £0.6 billion.

Owners' equity declined by £3.2 billion, 5% to £55.7 billion.  The placing and open offer in April 2009 raised £5.3 billion to fund the redemption of the £5.0 billion preference shares issued to HM Treasury in December 2008.  A £0.7 billion decrease in available-for-sale reserves, net of tax, the payment of other owners dividends of £0.5 billion including £0.3 billion to HM Treasury on the redemption of preference shares, the partial redemption of paid-in equity of £0.3 billion, the attributable loss for the period of £0.5 billion and exchange rate movements of £2.3 billion, were partly offset by an increase in the cash flow hedging reserve of £0.4 billion and the equity owners gain on withdrawal of minority interests, net of tax, of £0.5 billion arising from the redemption of Trust Preferred Securities.

  Condensed consolidated statement of changes in equity

for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m
Called-up share capital
At beginning of period	9,898	2,530	2,530
Ordinary shares issued in respect of rights issue	-	1,531	1,531
Ordinary shares issued in respect of capitalisation issue	-	-	101
Ordinary shares issued in respect of placing and open offers	4,227	-	5,728
Preference shares issued in respect of placing and open offer	-	-	5
Other shares issued during the period	-	3	3
Preference shares redeemed during the period	(5)	-	-

At end of period	14,120	4,064	9,898

Paid-in equity
At beginning of period	1,073	1,073	1,073
Securities redeemed during the period	(308)	-	-
Transfer to retained earnings	(200)	-	-

At end of period	565	1,073	1,073

Share premium account
At beginning of period	27,471	17,322	17,322
Ordinary shares issued in respect of rights issue, net of £246 million expenses	-	10,469	10,469
Ordinary shares issued in respect of capitalisation issue	-	-	(101)
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	1,047	-	-
Expenses of placing and open offer	-	-	(265)
Other shares issued during the year	-	46	46
Preference shares redeemed during the period	(4,995)	-	-

At end of period	23,523	27,837	27,471

Merger reserve
At beginning of period	10,881	10,881	10,881
Placing and open offer	-	-	14,273
Transfer to retained earnings	-	-	(14,273)

At end of period	10,881	10,881	10,881

Available-for-sale reserves
At beginning of period	(3,561)	1,032	1,032
Unrealised losses in the period	(1,494)	(1,322)	(6,808)
Realised losses in the period	197	60	842
Taxation	592	343	1,373

At end of period	(4,266)	113	(3,561)

Cash flow hedging reserve
At beginning of period	(876)	(555)	(555)
Amount recognised in equity during the period	415	(297)	(603)
Amount transferred from equity to earnings in the period	106	174	198
Taxation	(138)	36	84

At end of period	(493)	(642)	(876)

  Condensed consolidated statement of changes in equity

for the half year ended 30 June 2009 (unaudited) (continued)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m

Foreign exchange reserve
At beginning of period	6,385	(426)	(426)
Retranslation of net assets	(2,724)	1,748	11,970
Foreign currency gains/(losses) on hedges of net assets	442	(1,177)	(5,801)
Taxation	(46)	111	642

At end of period	4,057	256	6,385

Capital redemption reserve
At beginning and end of period	170	170	170

Retained earnings
At beginning of period	7,542	21,072	21,072
Loss attributable to ordinary shareholders and other equity owners	(496)	(612)	(23,710)
Ordinary dividends paid	-	(2,312)	(2,312)
Equity preference dividends paid	(510)	(188)	(536)
Paid-in equity dividends paid, net of tax	(36)	(27)	(60)
Transfer from paid-in equity	200	-	-
Equity owners gain on withdrawal of minority interest
- gross	629	-	-
- taxation	(176)	-	-
Transfer from merger reserve	-	-	14,273
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(1,807)
- taxation	-	-	472
Net cost of shares bought and used to satisfy share-based payments	(13)	(16)	(19)
Share-based payments, net of tax	60	51	169

At end of period	7,200	17,968	7,542

Own shares held
At beginning of period	(104)	(61)	(61)
Shares purchased during the period	-	(39)	(64)
Shares issued under employee share schemes	13	17	21

At end of period	(91)	(83)	(104)

Owners' equity at end of period	55,666	61,637	58,879

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2009 (unaudited) (continued)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m

Minority interests
At beginning of period	21,619	38,388	38,388
Currency translation adjustments and other movements	(1,999)	2,938	9,256
Acquisition of ABN AMRO	-	-	356
Profit/(loss) attributable to minority interests	631	452	(10,832)
Dividends paid	(310)	(137)	(285)
Losses on available-for-sale securities
- net losses in the period	(363)	(534)	(1,440)
- taxation	7	47	(7)
Movements in cash flow hedging reserves
- gross	(157)	449	(1,051)
- taxation	63	(114)	220
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(480)
- taxation	-	-	2
Equity raised	9	810	1,071
Equity withdrawn and disposals	(2,445)	(243)	(13,579)
Transfer to retained earnings	(629)	-	-

At end of period	16,426	42,056	21,619

Total equity at end of period	72,092	103,693	80,498

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
Equity shareholders	(3,146)	(936)	(23,148)
Minority interests	(1,818)	3,238	(4,332)

	(4,964)	2,302	(27,480)

  Condensed consolidated cash flow statement

for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008 (audited)
	£m	£m	£m
Operating activities
Operating loss before tax	(244)	(727)	(40,836)
Operating (loss)/profit before tax on discontinued operations	(65)	463	4,208
Adjustments for non-cash items	16,800	(10,553)	5,049

Net cash inflow/(outflow) from trading activities	16,491	(10,817)	(31,579)
Changes in operating assets and liabilities	(18,455)	(32,572)	(42,219)

Net cash flows from operating activities before tax	(1,964)	(43,389)	(73,798)
Income taxes paid	(284)	(1,327)	(1,540)

Net cash flows from operating activities	(2,248)	(44,716)	(75,338)

Net cash flows from investing activities	4,461	31,955	16,997

Net cash flows from financing activities	(5,525)	10,340	15,102

Effects of exchange rate changes on cash and cash equivalents	(10,836)	7,501	29,209

Net (decrease)/increase in cash and cash equivalents	(14,148)	5,080	(14,030)
Cash and cash equivalents at beginning of period	134,925	148,955	148,955

Cash and cash equivalents at end of period	120,777	154,035	134,925

Notes on statutory results

1.	Basis of preparation

The accounts for the half year ended 30 June 2009 have been prepared on a going concern basis. The directors have reviewed the Group's forecasts, projections and other relevant evidence including the ongoing measures from governments and central banks in the UK and around the world to sustain the banking sector. Whilst the Group has received no guarantees, the directors have a reasonable expectation, based on experience to date, of continued and sufficient access to these funding facilities and, accordingly, that the Group will continue in operational existence for the foreseeable future.

2.	Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU").  It also complies with IFRS as issued by the IASB. There have been no significant changes to the Group's principal accounting policies as set out on pages 178 to 188 of the 2008 Report and Accounts apart from the implementation of amendments to IFRS 2 (see below) and the introduction of a new policy dealing with the redemption or settlement of issued debt. These interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The Group has implemented  Vesting Conditions and Cancellation  amendments to IFRS 2 Share-based Payment.  The amendments change the way the cancellation of share schemes by an employee are treated. Previously, cancellations resulted in credits as the charge was trued up to reflect the reduction in the number of shares that vest. Under the amendments, cancellations result in the amount that would otherwise have been recognised over the remainder of the vesting period being charged to profit or loss immediately. Implementation of these amendments has increased the charge for the Group's share schemes in the first half of 2009 by £38 million. The Group's income statement, related notes and cash flow statement for the half year ended 30 June 2008 and the year ended 31 December 2008 have been restated increasing loss before tax by £35 million and £169 million respectively.

The comparative amounts for the first half of 2008 have been restated for the finalisation of the ABN AMRO acquisition accounting.

As a result of the amendments to IAS 1  Presentation of Financial Statements, the interim financial statements include a statement of changes in equity (showing the components of changes in equity for the period) as a primary financial statement and a statement of comprehensive income immediately following the income statement.

The Group has extended its accounting policy on derecognition to cover the redemption or settlement of issued debt:

On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt.  The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

Notes on statutory results  (continued)

2.	Accounting policies (continued)

There are a number of other changes to IFRS that were effective from 1 January 2009. They have had no material effect on the Group's interim financial statements:

Improvements to IFRS  issued in May 2008 makes minor amendments to a number of IFRS as part of IASB's annual improvements project.

Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate  Amendments to IAS 27 Consolidated and Separate Financial Statements and IFRS 1 First-time Adoption of International Financial Reporting Standards amends  investor accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate.

Improving Disclosures about Financial Instruments  Amendments to IFRS 7 Financial Instruments: Disclosures  enhances disclosures required about liquidity risk and fair value measurements.

IAS 23  Borrowing Costs  requires entities to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment.

Puttable Financial Instruments and Obligations arising on Liquidation  Amendments to IAS 32 Financial Instruments: Presentation and  IAS 1  Presentation of Financial Statements  amends IAS 32 to enable puttable instruments to be disclosed as equity.

Embedded Derivatives Amendments to IFRIC 9 and IAS 39 makes changes in relation to embedded derivatives when reclassifying financial instruments.

IFRIC 13  Customer Loyalty Programmes  requires  entities that provide customers with benefits ancillary to the sale of goods or services should apportion the sales proceeds on the basis of relative fair values.

IFRIC 15  Agreements for the Construction of Real Estate clarifies the accounting for construction profits.

IFRIC 16  Hedges of a Net Investment in a Foreign Operation addresses the nature of the hedged risk and the amount of the hedged item; where in a group the hedging item could be held; and what amounts should be reclassified from equity on the disposal of a foreign operation that had been subject to hedging.

Recent developments in IFRS

The IASB published a revised IFRS 3  Business Combinations  and related revisions to IAS 27  Consolidated and Separate Financial Statements in January 2008. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009. These changes will affect the Group's accounting for future acquisitions and disposals of subsidiaries.

The IASB issued an amendment to IAS 39  Eligible Hedged Items  in July 2008 to clarify how the hedge accounting principles in IAS 39 should be applied in the designation of a one-sided risk in a hedged item and inflation in a financial hedged item. The amendment is effective for accounting periods beginning on or after 1 July 2009 and is not expected to have a material effect on the Group.

Notes on statutory results  (continued)

2.	Accounting policies (continued)

Group Cash-settled Share-based Payment Transactions Amendments to IFRS 2 issued by the IASB in June 2009 clarifies the scope and the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when it has no obligation to settle the transaction. The amendments are effective for annual periods beginning on or after 1 January 2010. They will have no effect on the Group's financial statements.

In April 2009, the IASB issued  Improvements to IFRS   which makes minor changes to IFRS as part of the Board's annual improvements project: making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording. The amendments are not expected to have a  material effect on the Group.

Additional Exemptions for First-time Adopters  Amendments to IFRS 1 was issued in July 2009 and provides relief from retrospective application in relation to oil and gas assets and determining whether an arrangement contains a lease. These exemptions  will have no effect on the Group.

The IFRIC issued interpretation IFRIC 17  Distributions of Non-Cash Assets to Owners and the IASB made consequential amendments to IFRS 5  Non-Current Assets Held for Sale and Discontinued Operations in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in income. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution. The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IFRS 3 (revised 2008), and is not expected to have a material effect on the Group.

The IFRIC issued interpretation IFRIC 18  Transfers of Assets from Customers in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets from customers received on or after 1 July 2009 and is not expected to have a material effect on the Group.

3.	Analysis of income, expenses and impairment losses
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m

	Fees and commissions receivable	4,988	4,917	9,831
	Fees and commissions payable
	- banking	(1,080)	(986)	(1,985)
	- insurance related	(260)	(202)	(401)

	Net fees and commissions	3,648	3,729	7,445

	Foreign exchange	1,722	906	1,994
	Interest rate	3,265	1,447	1,454
	Credit	(3,815)	(6,273)	(12,200)
	Other	822	547	275

	Income/(loss) from trading activities	1,994	(3,373)	(8,477)

	Gain on redemption of own debt	3,790	-	-

In April 2009, the Group concluded a series of exchange offers and tender offers with the holders of a number of Tier 1 and Upper Tier 2 securities which resulted in an aggregate pre-tax gain of £4.6 billion, of which £3.79 billion was taken through income and the remainder through equity.

Notes on statutory results  (continued)

3.	Analysis of income, expenses and impairment losses (continued)
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m

	Operating lease and other rental income	695	872	1,525
	Changes in the fair value of own debt	(60)	527	977
	Changes in the fair value of securities and
	other financial assets and liabilities	60	(601)	(1,730)
	Changes in the fair value of investment properties	(147)	(22)	(86)
	Profit on sale of securities	101	115	342
	Profit on sale of property, plant and equipment	26	87	167
	Profit on sale of subsidiaries and associates	227	563	943
	Life company profits/(losses)	24	(44)	(52)
	Dividend income	46	51	281
	Share of profits less losses of associated entities	(3)	55	69
	Other income	450	32	(537)

	Other operating income (excluding insurance premium income)	1,419	1,635	1,899

	Non-interest income (excluding insurance premiums)	10,851	1,991	867
	Insurance net premium income	2,821	3,156	6,326

	Total non-interest income	13,672	5,147	7,193

	Staff costs	6,008	5,558	10,410
	Premises and equipment	1,533	1,218	2,593
	Other	2,682	2,420	5,464

	Administrative expenses	10,223	9,196	18,467
	Depreciation and amortisation	1,357	1,523	3,154
	Write-down of goodwill and other intangible assets	311	-	32,581

	Operating expenses	11,891	10,719	54,202

	General insurance	1,865	1,863	3,733
	Bancassurance	269	326	697

	Insurance net claims	2,134	2,189	4,430

	Loan impairment losses	7,330	1,588	7,091
	Impairment of available-for-sale securities	730	73	981

	Impairment losses	8,060	1,661	8,072

4.	Goodwill
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m

	Write-down of goodwill and other intangible assets	311	-	32,581

The write down of goodwill in the first half of 2009 principally relates to ABN AMRO and NatWest goodwill allocated to non-core businesses.

5.	Pensions

The pension cost for the first half of 2009 amounting to £425 million (first half 2008 - £339 million; full year 2008 - £638 million) reflects the assumptions adopted in the Group’s 2008 financial statements as the Group has concluded, following a review of scheme assumptions, that as at 30 June 2009 no adjustment to the deficit on the schemes is required.

Notes on statutory results  (continued)

6.	Loan impairment provisions

Operating loss is stated after charging loan impairment losses of £7,330 million (first half 2008 - £1,588 million; full year 2008 - £7,091 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2009 from £11,016 million to £15,528 million, and the movements thereon were:

		First half 2009	First half 2008	Full year 2008
		£m	£m	£m

	At beginning of period	11,016	6,452	6,452
	Transfer to disposal groups	-	-	(767)
	Currency translation and other adjustments	(666)	193	1,441
	Disposals	-	(1,010)	(178)
	Amounts written-off	(2,150)	(1,333)	(3,148)
	Recoveries of amounts previously written-off	176	171	319
	Charge to the income statement	7,330	1,588	7,091
	Unwind of discount	(178)	(91)	(194)

	At end of period	15,528	5,970	11,016

	The provision at 30 June 2009 includes £126 million (31 December 2008 - £127 million; 30 June 2008 - £3 million) in respect of loans and advances to banks.

7.	Taxation
	The credit for taxation differs from the tax credit computed by applying the standard UK corporation tax rate of 28% (2008 - 28.5%) as follows:
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m

	Loss before tax from continuing operations	(244)	(727)	(40,836)

	Expected tax credit at 28% (2008 - 28.5%)	(68)	(207)	(11,638)
	Non-deductible goodwill impairment	87	-	8,292
	Unrecognised timing differences	16	4	274
	Other non-deductible items	73	162	378
	Non-taxable items;
	- gain on redemption of own debt	(692)	-	-
	- other	(176)	(225)	(491)
	Taxable foreign exchange movements	(23)	7	80
	Foreign profits taxed at other rates	3	(52)	203
	Losses in year not recognised	184	40	942
	Other	(23)	-	(11)
	Adjustments in respect of prior periods	178	(62)	(352)

	Actual tax credit	(441)	(333)	(2,323)

Notes on statutory results  (continued)

8.	Minority interests
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m

	Trust preferred securities	45	45	65
	Investment in Bank of China	359	-	78
	Sempra joint venture	144	96	164
	ABN AMRO	79	290	(11,153)
	Other	4	21	14

	Profit/(loss) attributable to minority interests	631	452	(10,832)

9.	Other owners' dividends
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m

	Non-cumulative preference shares of US$0.01	179	136	293
	Non-cumulative preference shares of €0.01	57	52	183
	Non-cumulative preference shares of £1
	- issued to UK Financial Investments Limited (1)	274	-	-
	- other	-	-	60
	Interest on securities classified as equity, net of tax	36	27	60

		546	215	596
	Note: (1) Includes £50 million redemption premium on repayment of preference shares.

10.	Earnings per share
	Earnings per share have been calculated based on the following:
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m
	Earnings
	Loss from continuing operations attributable to ordinary shareholders	(984)	(786)	(24,220)
	Add back finance cost on dilutive convertible securities	-	-	-

	Diluted loss from continuing operations attributable to ordinary shareholders	(984)	(786)	(24,220)

	Loss from discontinued operations attributable to ordinary shareholders	(58)	(41)	(86)

	Weighted average number of ordinary shares (millions)
	In issue during the period	46,719	12,197	16,563
	Effect of dilutive share options and convertible securities	-	-	-

	Diluted weighted average number of ordinary shares in issue during the period	46,719	12,197	16,563

	Basic loss per share from continuing operations	(2.1p)	(6.4p)	(146.2p)

	Diluted loss per share from continuing operations	(2.1p)	(6.4p)	(146.2p)

	Basic loss per share from discontinued operations	(0.1p)	(0.4p)	(0.5p)

	Diluted loss per share from discontinued operations	(0.1p)	(0.4p)	(0.5p)

Notes on statutory results  (continued)

11.	Segmental analysis

Changes have been made to the Group's operating segments in the first half of 2009. A Non-Core division has been created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell. Furthermore, Group Manufacturing is no longer reported as a separate division whose costs are now allocated to the customer-facing divisions along with certain central costs. UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth).  Ulster Bank has become a specific segment. The remaining elements of Europe & Middle East Retail & Commercial Banking, Asia Retail & Commercial Banking and Share of shared assets form part of Non-Core. The segment measure is now Operating profit/(loss) before tax which differs from Contribution used previously;  it excludes strategic disposals. Comparative data have been restated accordingly.

		First half 2009			First half 2008			Full year 2008
		External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
	Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK Retail	3,525	365	3,890	4,174	813	4,987	8,416	1,652	10,068
	UK Corporate	2,212	28	2,240	3,992	21	4,013	7,798	92	7,890
	Wealth	416	465	881	506	1,131	1,637	1,133	2,122	3,255
	Global Banking & Markets	9,691	4,621	14,312	8,844	4,648	13,492	12,709	11,554	24,263
	Global Transaction Services	1,392	33	1,425	1,412	41	1,453	2,940	81	3,021
	Ulster Bank	888	49	937	1,173	128	1,301	2,774	738	3,512
	US Retail & Commercial	2,213	203	2,416	1,913	234	2,147	4,200	475	4,675
	RBS Insurance	2,446	12	2,458	2,542	14	2,556	5,040	33	5,073
	Central items	4,564	5,967	10,531	638	5,261	5,899	1,610	13,387	14,997

	Core	27,347	11,743	39,090	25,194	12,291	37,485	46,620	30,134	76,754
	Non-Core	897	399	1,296	886	736	1,622	3,078	1,325	4,403

	Group before RFS Holdings minority interest	28,244	12,142	40,386	26,080	13,027	39,107	49,698	31,459	81,157
	RFS Holdings minority interest	5,033	130	5,163	4,585	417	5,002	9,703	(24)	9,679
	Elimination of intra-group transactions	-	(12,272)	(12,272)	-	(13,444)	(13,444)	-	(31,435)	(31,435)

		33,277	-	33,277	30,665	-	30,665	59,401	-	59,401

Notes on statutory results  (continued)

11.	Segmental analysis (continued)
		First half 2009	First half 2008	Full year 2008
		£m	£m	£m
	Operating profit/(loss) before tax
	UK Retail	53	514	753
	UK Corporate	321	939	1,644
	Wealth	218	185	361
	Global Banking & Markets	4,873	1,115	(1,315)
	Global Transaction Services	496	493	1,055
	Ulster Bank	(8)	172	218
	US Retail & Commercial	(51)	291	528
	RBS Insurance	217	300	584
	Central items	175	706	1,024

	Core	6,294	4,715	4,852
	Non-Core	(9,648)	(4,863)	(11,790)

	Group before RFS Holdings minority interest	(3,354)	(148)	(6,938)
	RFS Holdings minority interest	52	(1)	(15,629)

		(3,302)	(149)	(22,567)
	Amortisation of purchased intangible assets	(140)	(262)	(443)
	Integration and restructuring costs	(734)	(316)	(1,357)
	Gain on redemption of own debt	3,790	-	-
	Strategic disposals	453	-	442
	Write-down of goodwill and other intangible assets	(311)	-	(16,911)

		(244)	(727)	(40,836)

	30 June 2009	31 December 2008
	£m	£m
Total assets
UK Retail	104,832	102,430
UK Corporate	105,984	109,834
Wealth	16,423	16,356
Global Banking & Markets	977,221	1,423,805
Global Transaction Services	19,669	22,534
Ulster Bank	41,504	49,107
US Retail & Commercial	76,314	88,673
RBS Insurance	11,694	11,018
Central items	59,746	70,201

Core	1,413,387	1,893,958
Non-Core	231,058	324,734

	1,644,445	2,218,692
RFS Holdings minority interest	174,478	182,960

	1,818,923	2,401,652

Notes on statutory results  (continued)

12.	Financial instruments

Classification

The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS39 are shown separately.

	Held-for-trading	Designated as at fair value through profit or loss	Available-for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Other assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 30 June 2009
Cash and balances at central banks	-	-	-	39,946	-	-	-	39,946
Loans & advances to banks	35,848	-	-	59,558	-	-	-	95,406
Loans and advances to customers	51,911	1,963	-	702,334	-	13,566	-	769,774
Debt securities	107,508	4,578	120,589	11,414	-	-	-	244,089
Equity shares	12,630	1,955	2,995	-	-	-	-	17,580
Settlement balances	-	-	-	23,264	-	-	-	23,264
Derivatives (1)	557,284	-	-	-	-	-	-	557,284
Intangible assets	-	-	-	-	-	-	18,180	18,180
Property, plant and equipment	-	-	-	-	-	-	17,895	17,895
Deferred taxation	-	-	-	-	-	-	8,392	8,392
Prepayments, accrued income and other assets	-	-	-	1,461	-	-	21,804	23,265
Assets of disposal groups	-	-	-	-	-	-	3,848	3,848

Total assets	765,181	8,496	123,584	837,977	-	13,566	70,119	1,818,923

Deposits by banks	58,018	-	-	-	112,976	-	-	170,994
Customer accounts	64,743	7,463	-	-	543,483	-	-	615,689
Debt securities in issue	1,051	34,299	-	-	238,830	-	-	274,180
Settlement balances and short positions	37,224	-	-	-	23,063	-	-	60,287
Derivatives (1)	537,064	-	-	-	-	-	-	537,064
Accruals, deferred income and other liabilities	-	-	-	-	1,617	24	28,480	30,121
Retirement benefit liabilities	-	-	-	-	-	-	1,731	1,731
Deferred taxations	-	-	-	-	-	-	4,022	4,022
Insurance liabilities	-	-	-	-	-	-	9,542	9,542
Subordinated liabilities	-	1,291	-	-	34,412	-	-	35,703
Liabilities of disposal groups	-	-	-	-	-	-	7,498	7,498

Total liabilities	698,100	43,053	-	-	954,381	24	51,273	1,746,831

Equity								72,092

								1,818,923

Notes on statutory results  (continued)

12.	Financial instruments (continued)

	Held-for-trading	Designated as at fair value through profit or loss	Available-for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Other assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2008
Cash and balances at central banks	-	-	-	12,400	-	-	-	12,400
Loans & advances to banks	56,234	-	-	81,963	-	-	-	138,197
Loans and advances to customers	51,501	2,141	-	806,627	-	14,453	-	874,722
Debt securities	116,280	5,428	132,856	12,985	-	-	-	267,549
Equity shares	17,054	2,101	7,175	-	-	-	-	26,330
Settlement balances	-	-	-	17,832	-	-	-	17,832
Derivatives (1)	992,559	-	-	-	-	-	-	992,559
Intangible assets	-	-	-	-	-	-	20,049	20,049
Property, plant and equipment	-	-	-	-	-	-	18,949	18,949
Deferred taxation	-	-	-	-	-	-	7,082	7,082
Prepayments, accrued income and other assets	-	-	-	1,326	-	-	23,076	24,402
Assets of disposal groups	-	-	-	-	-	-	1,581	1,581

Total assets	1,233,628	9,670	140,031	933,133	-	14,453	70,737	2,401,652

Deposits by banks	81,154	-	-	-	176,890	-	-	258,044
Customer accounts	55,926	8,054	-	-	575,532	-	-	639,512
Debt securities in issue	3,992	47,451	-	-	248,846	-	-	300,289
Settlement balances and short positions	42,536	-	-	-	11,741	-	-	54,277
Derivatives (1)	971,364	-	-	-	-	-	-	971,364
Accruals, deferred income and other liabilities	260	-	-	-	1,619	22	29,581	31,482
Retirement benefit liabilities	-	-	-	-	-	-	2,032	2,032
Deferred taxations	-	-	-	-	-	-	4,165	4,165
Insurance liabilities	-	-	-	-	-	-	9,976	9,976
Subordinated liabilities	-	1,509	-	-	47,645	-	-	49,154
Liabilities of disposal groups	-	-	-	-	-	-	859	859

Total liabilities	1,155,232	57,014	-	-	1,062,273	22	46,613	2,321,154

Equity								80,498

								2,401,652

Note:
(1) Held-for-trading derivatives include hedging derivatives.

Notes on statutory results  (continued)

12.	Financial instruments (continued)

	Valuation techniques Refer to Note 11 of the Annual Report and Accounts 2008.

	Valuation hierarchy The table below shows the financial instruments carried at fair value, by valuation method.
		30 June 2009				31 December 2008
		Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
	Assets
	Fair value through profit or loss
	Loans and advances to banks	-	35.8	-	35.8	-	56.2	-	56.2
	Loans and advances to customers	-	52.8	1.1	53.9	-	50.5	3.1	53.6
	Debt securities	53.4	55.1	3.6	112.1	52.8	65.1	3.8	121.7
	Equity shares	10.7	3.4	0.5	14.6	10.6	7.8	0.8	19.2
	Derivatives	1.0	547.6	8.7	557.3	3.9	978.4	10.3	992.6

		65.1	694.7	13.9	773.7	67.3	1,158.0	18.0	1,243.3
	Available-for-sale
	Debt securities	43.4	75.6	1.6	120.6	20.9	108.8	3.1	132.8
	Equity shares	1.1	1.4	0.5	3.0	4.8	2.1	0.3	7.2

		44.5	77.0	2.1	123.6	25.7	110.9	3.4	140.0

		109.6	771.7	16.0	897.3	93.0	1,268.9	21.4	1,383.3

	Liabilities
	Deposits by banks and customers	-	129.9	0.3	130.2	-	144.8	0.3	145.1
	Debt securities in issue	-	32.3	3.1	35.4	-	47.0	4.4	51.4
	Short positions	29.9	6.9	0.4	37.2	36.0	6.5	-	42.5
	Derivatives	1.7	531.2	4.2	537.1	3.6	963.8	4.0	971.4
	Other financial liabilities (4)	-	1.3	-	1.3	-	1.5	0.3	1.8

		31.6	701.6	8.0	741.2	39.6	1,163.6	9.0	1,212.2

	Notes:
	(1)

Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

	(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:
	(a)	quoted prices for identical instruments in markets which are not considered to be active or quoted prices for similar instruments trading in active or not so active markets; or
	(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

Instruments that trade in markets that are not considered to be active, but for which valuations are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and instruments valued using techniques include: most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Notes (continued):
(3)

Valued using a technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data.  Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

Financial instruments included within level 3 of the fair value hierarchy primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), other mortgage-based products and less liquid debt securities, certain structured debt securities in issue and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives.  No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4) Comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

Level 3 portfolios

Level 3 portfolios have reduced since 31 December 2008 (by £5.4 billion) due to disposals, write downs, reclassification between levels 2 and 3 and reclassification of a number of assets from held-for-trading ('HFT') to loans and receivables ('LAR'). Level 3 liabilities have reduced by £1.0 billion.

Level 3 loans and advances to customers decreased by £2.0 billion primarily reflecting the reclassification of certain HFT loans (leveraged finance and other corporate loans) to LAR.

Debt securities categorised as level 3 at the 30 June 2009 included £3.7 billion asset-backed securities and £1.5 billion of corporate and other debt securities.  The decrease during the first half reflects liquidations, mark-downs and the unwinding of part of the fund derivative portfolio in the US.

Equity shares categorised as level 3 decreased by £0.1 billion primarily reflecting the movement of strategic investments from level 3 to level 2 and reduction in value of certain private equity investments, partly offset by other small increases.

Level 3 derivative assets at 30 June 2009 included credit derivative trades with credit derivative product companies ('CDPCs') with a fair value of £1.5 billion after credit valuation adjustments of £0.8 billion. At 31 December 2008 these credit derivative trades with CDPCs had a fair value of £3.5 billion after a credit valuation adjustment of £1.3 billion.  Other level 3 derivative assets included illiquid credit default swaps ('CDSs'), other credit derivatives and illiquid interest rate derivatives.

Debt securities in issue categorised as level 3 were structured medium term notes, with the decrease in the period primarily due to the movement of £1 billion of guaranteed investment certificates from level 3 at the end of 2008 to level 2 at the end of June 2009 reflecting increased price availability in the market.

Notes on statutory results  (continued)

12.	Financial instruments (continued)

	Level 3 portfolios (continued)
		Valuation basis/technique	Main assumptions	Carrying value	Reasonably possible alternative assumptions
					Increase in fair value	Decrease in fair value
				£bn	£m	£m
	Assets
	Loans and advances	Proprietary model	Credit spreads, indices	1.1	33	33
	Debt securities:
	- RMBS (1)	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.4	24	28
	- CMBS (2)	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.4	16	16
	- CDOs (3)	Proprietary model	Implied collateral valuation, defaults rates, housing prices, correlation	1.5	311	288
	- CLOs (4)	Industry standard simulation model	Credit spreads, recovery rates, correlation	0.7	27	27
	- other	Proprietary model	Credit spreads	2.2	54	55
	Equity shares	Private equity - valuation statements	Fund valuations	1.0	106	127
	Derivatives:
	- credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	5.1	497	365
	- other	Proprietary model	Volatility, correlation, dividends	3.6	170	174

	30 June 2009			16.0	1,238	1,113

	31 December 2008			21.4	1,880	2,200

	Liabilities
	Debt securities in issue	Proprietary model	Correlation, volatility	3.1	65	65
	Derivatives
	- credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility	2.7	196	196
	- other	Proprietary model	Volatility, correlation	1.5	54	52
	Other portfolios	Proprietary model	Credit spreads, correlation	0.7	11	11

	30 June 2009			8.0	326	324

	31 December 2008			9.0	490	550

	Notes:
	(1)	Residential mortgage-backed securities.
	(2)	Commercial mortgage-backed securities.
	(3)	Collateralised debt obligations.
	(4)	Collateralised loan obligations.

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

For each of the portfolio categories shown in the above table, a description is set out below of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, and inputs to those models and techniques.  These techniques are also used where the product is categorised as level 2. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated along with the impact this would have on the fair value. Where there have been significant changes to valuation techniques during the year, an explanation of the reasons for this is also included.  Amounts relating to 31 December 2008 are also included where relevant.

Loans and advances to customers

Loans in level 3 primarily comprise US commercial mortgages and syndicated loans.

Commercial mortgages

These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement.  Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives.  Assumptions are made about the relationship between the loan and the available benchmark data.  Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value of these mortgages of £0.3 billion (2008 - £1.1 billion) by up to £8 million (2008 - £18 million) or increase the fair value by up to £8 million (2008 - £25 million).

Syndicated lending

The Group's syndicated lending activities are conducted by the syndicate business in conjunction with the loan origination business.  When a commitment to lend is entered into, the Group estimates the proportion of the loan that it intends to syndicate and the proportion it anticipates to retain on its balance sheet as a loan and receivable.  Where the commitment is intended to be syndicated, the commitment to lend is fair valued through the income statement.  On drawdown, the portion of the loan expected to be syndicated is classified as a held-for-trading asset, and the expected hold portion is classified as loan or receivables.

The Group values the portion of the loan expected to be syndicated at fair value by using market observable syndication prices in the same or similar assets.  Where these prices are not available, a discounted cash flow model is used.  The model incorporates observable assumptions such as current interest rates and yield curves, the notional and tender amount of the loan and counterparty credit quality which is derived from credit default swap spreads quoted in the market.  The model also incorporates unobservable assumptions, including expected refinancing periods, and counterparty credit quality derived from the Group's internal risk assessments.  Derivatives arising from commitments to lend are measured using the same model, based on proxy notional amounts.

Using reasonably possible alternative assumptions for expected cash flows to value these assets of £0.8 billion (2008 - £2.0 billion) would reduce the fair value by up to £25 million (2008 - £32 million) or increase the fair value by up to £25 million (2008 - £45 million). The assumptions to determine these amounts were based on restructuring scenarios and expected margins.

Notes on statutory results  (continued)

Residential mortgage backed securities

RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value. RMBS are classified as level 3 when trading data are unavailable, and in these cases a model using significant unobservable data is utilised for valuation purposes.

In determining whether an instrument is similar to that being valued, the Group considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan-to-value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches. Where there are instances of market observable data for several similar RMBS tranches, the Group considers the extent of similar characteristics shared with the instrument being valued, together with the frequency, tenor and nature of the trades that have been observed.  This method is most frequently used for US and UK RMBS. The RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by the Group, or based on observable prices from Bloomberg or consensus pricing services.

Where there is no trading activity in respect of the relevant RMBS, models are used for valuation purposes.  The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses, and yield. The Group uses data from third-party sources to calibrate its assumptions, including pricing information from third party pricing services, independent research, broker quotes, and other independent sources.  An assessment is made of the third-party data source to determine its applicability and reliability. The Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded at in the market and may also make adjustments for model deficiencies.

The weighted average of the key significant inputs utilised in valuing US

Non-agency prime RMBS

Alt-A RMBS

Yield

 12%

 18%

Probability of default

3.0% CDR (1)

40.0% CDR(1)

Loss severity

40%

65%

Prepayment

 15% CPR(2)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Debt securities
10% CPR(2) Notes: (1) Constant default rate or probability of default (2) Constant prepayment rate

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Debt securities (continued)

The fair value of securities within each class of asset changes on a broadly consistent basis in response to changes in given market factors. However, the extent of the change, and therefore the range of reasonably possible alternative assumptions, may be either more or less pronounced, depending on the particular terms and circumstances of the individual security. The Group believes that the probability of default is the least transparent input into Alt-A and prime RMBS modelled valuations and is the most sensitive to variations for valuation purposes. The Group believes that a range of 500 basis points greater than and 300 basis points less than the weighted average constant default rate, and a range of 300 basis points greater than and 200 basis points less than the weighted average constant default rate represents a reasonably possible set of acceptable pricing alternatives for Alt-A and prime RMBS, respectively. These assumptions consider the inherently risky nature of Alt-A over prime securities, as well as declining economic conditions leading to an increased likelihood of default at year-end. While other key inputs may possess characteristics of unobservability in both Alt-A and prime modelled valuations, the effect of utilising reasonably possible alternatives for these inputs would have an immaterial effect on the overall valuation. Using these reasonably possible alternative assumptions the fair value of RMBS of £0.4 billion (2008 - £0.5 billion) would be £28 million (2008 - £90 million) lower or £24 million (2008 - £40 million) higher.

Commercial mortgage backed securities

CMBS are valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

For senior CMBS and subordinated tranches, the Group has determined that the most sensitive input to reasonably possible alternative valuation is probability of default and yield respectively.  Using reasonably possible alternative assumptions for these inputs, the fair value of CMBS of £ 0.4 billion (2008 - £0.6 billion) would be £16 million (2008 - £30 million) lower or £16 million (2008 - £30 million) higher.

Collateralised debt obligations

CDOs purchased from third parties are valued using independent, third-party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third-party information is available.  The valuation of these super senior CDOs therefore takes into consideration available market data and appropriate valuation adjustments.

 A collateral net asset value methodology is considered which uses dealer buy side marks to determine an upper bound for super senior CDO valuations.  An ABS index implied collateral valuation methodology is also used, which provides a market calibrated valuation data point. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

The output from using these alternative assumptions has been compared with inferred pricing from other published data.  The Group believes that reasonably possible alternative assumptions could reduce or increase valuations by up to 4%. Using these alternative assumptions would reduce the fair value of level 3 CDOs of £1.5 billion (2008 - £1.7 billion) by up to £288 million (2008 - £440 million) (super senior CDOs: £179 million (2008 - £292 million)) and increase the fair value by up to £311 million (2008 - £410 million) (super senior CDOs: £202 million (2008 - £292 million)).

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Debt securities (continued)

Collateralised loan obligations

To determine the fair value of CLOs purchased from third parties, the Group uses third-party broker or lead manager quotes as the primary pricing source.  These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework.  The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation.  A credit curve is assigned to each underlying asset based on prices, from third-party dealer quotes, and cash flow profiles, sourced from an industry standard model.  Losses are calculated taking into account the attachment and detachment point of the exposure. As the correlation inputs to this model are not observable CLOs are deemed to be level 3. Using reasonably possible alternative assumptions the fair value of CLOs of £0.7 billion (2008 - £1.0 billion) would be £27 million (2008 - £40 million) lower or £27 million higher (2008 - £40 million).

Other debt securities

Other level 3 debt securities comprise £0.7 billion (2008 - £1.4 billion) of other asset-backed securities ('ABS') and £1.5 billion (2008 - £1.7 billion) of other debt securities. Where observable market prices for a particular debt security are not available, the fair value is typically determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the valuation is shown in level 3.  Using differing assumptions about this relationship would result in different fair values for these assets.  The main assumption made is that of relative creditworthiness.  Using reasonably possible alternative credit assumptions, taking into account the underlying currency, tenor, and rating of the debt securities within each portfolio, would reduce the fair value of other debt securities of £2.2 billion (2008 - £3.1 billion) by up to £55 million (2008 - £50 million) or increase the fair value by up to £54 million (2008 - £50 million).

Equity shares

Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedge funds.  Externally managed funds are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

Although such valuations are provided from third parties, the Group recognises that such valuations may rely significantly on the judgements and estimates made by those fund managers, particularly in assessing private equity components. Following the decline in liquidity in world markets, the Group believes that there is sufficient subjectivity in such valuations to report them in level 3.

Reasonably possible alternative valuations have been determined based on the historical trends in valuations received, and by considering the possible impact of market movements towards the end of the reporting period, which may not be fully reflected in valuations received. Using these reasonably possible alternate assumptions would reduce the fair value of externally managed funds of £1.0 billion (2008 - £1.1 billion) by up to £127 million (2008 - £150 million) or increase the fair value by up to £106 million (2008 - £80 million.

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Derivatives

Level 3 derivative assets comprise credit derivatives £5.1 billion (2008 - £8 billion), and interest rate, foreign exchange rate and commodity derivative contracts of £3.6 billion (2008 - £2.2 billion). Derivative liabilities comprise credit derivatives of £2.7 billion (2008 - £2.6 billion), and interest rate, foreign exchange rate and commodity derivatives contracts of £1.5 billion (2008 - £1.4 billion).

Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Where there are no observable inputs in respect of certain or all of the parameters, inputs are based on estimates taking into account a range of available information including historical analysis, historical traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives

The Group's credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs into this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with   CDPCs are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Gap risk products are leveraged trades, with the counterparty's potential loss capped at the amount of the initial principal invested.  Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered.  This optionality is embedded within these portfolio structures and is very rarely traded outright in the market.  Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument with the same market data inputs as all other trades where applicable.  By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market.  Where these instruments have embedded optionality it is valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model.  The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Derivatives (continued)

Equity derivatives

Equity derivative products are split into equity exotic derivatives and equity hybrids. Equity exotic derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require inputs based on the correlations between the individual components of the stock market. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlying instruments.

Equity hybrids have payouts based on the performance of a basket of underlying instruments where the underlying instruments are all from different asset classes. Correlations between these different underlying instruments are typically unobservable with no market information for closely related assets available. Where no market for the correlation input exists, these inputs are based on historical time series.

For equity exotic derivatives and equity hybrids, reasonable possible alternative valuations are determined on the basis of parameter uncertainty calculations for the unobservable parameters. The range of valuations is inferred from consensus data and market quotes. Where day one reserves exist for a given product, the worst case valuation is mitigated by these reserves. For certain products, day one reserves exceed valuation uncertainty and in these instances the worst case is deemed to be current book value.

Other derivatives

Interest rate and commodity options provide a payout (or series of payouts) linked to the performance of one or more underlying rates, including interest rates, foreign exchange rates and commodity prices. Included in commodities derivatives are energy contracts entered into by RBS Sempra Commodities. Most of these contracts are valued using models that incorporate observable data. A small number are more complex, structured derivatives which incorporate in their valuation assumptions regarding power price volatilities and correlation between inputs, which are not market observable. These include certain tolling agreements, where power is purchased in return for a given quantity of fuel, and load deals, where a seller agrees to deliver a fixed proportion of power used by a client's utility customers.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions have been determined by stressing unobservable model input parameters by levels determined by a qualitative assessment of historical data.

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Derivatives (continued)

Reasonably possible alternative assumptions for derivatives

In determining the effect of reasonably possible alternative assumptions for unobservable inputs, the Group has considered credit derivative trades with CDPCs separately from all other level 3 derivatives due to the significant element of subjectivity in determining the counterparty credit risk.

The fair value of credit derivative trades with CDPCs as at 30 June 2009 was £2.3 billion (2008 - £4.8 billion) before applying a CVA of £0.8 billion (2008 - £1.3 billion). The Group's credit derivative exposures to CDPCs are valued using pricing models with inputs observed directly in the market. An adjustment is made to the model valuation as the creditworthiness of CDPCs differs from that of the credit risk assumptions used in the model. The adjustment reflects the estimated cost of hedging the counterparty risk arising from each trade. In the absence of market observable credit spreads of CDPCs, the cost of hedging the counterparty risk is estimated from an analysis of the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle. A reasonably possible alternative approach would be to estimate the cost of hedging the counterparty risk from market observable credit spreads of entities considered similar to CDPCs (for example monoline insurers with similar business or similarly rated entities). These reasonably possible alternative approaches would reduce the fair value credit derivatives with CDPCs by up to £111 million (2008 - £740 million) or increase the fair value by up to £245 million (2008 - £600 million).

For all other level 3 derivatives, unobservable inputs are principally comprised of correlations and volatilities. Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3.  It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs.  In determining reasonably possible alternative assumptions, the relative effect of unobservable inputs compared to those which may be observed was considered.  Using reasonably possible alternative assumptions the fair value of all other level 3 derivative assets (excluding CDPCs) would be reduced by up to £428 million (2008 - £600 million) or increased by up to £422 million (2008 - £560 million) and derivative liabilities of £4.2 billion (2008 - £4.0 billion) would be reduced by up to £248 million (2008 - £300 million) or increased by up to £250 million (2008 - £280 million).

Other financial instruments

The carrying value of debt securities in issue is represented partly by underlying cash and partly through a derivative component.  The classification of the amount in level 3 is driven by the derivative component and not by assumptions.

In addition to the portfolios discussed above, there are other financial instruments which are held at fair value determined from data that are not market observable, or incorporating material adjustments to market observed data.  Using reasonably possible alternate assumptions appropriate to the liability in question, such as credit spreads, derivative inputs and equity correlations, would reduce the fair value of other financial instruments held at fair value of £3.5 billion (2008 - £5.0 billion), primarily debt securities in issue of £3.1 billion (2008 - £4.4 billion), by up to £76 million (2008 - £250 million) or increase the fair value by up to £76 million (2008 - £210 million).

Notes on statutory results  (continued)

12.	Financial instruments (continued)

	Own credit

When valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the half  year ended 30 June 2009.

		Debt securities in issue
		Held-for-trading	Designated at fair value through profit and loss	Total	Derivatives	Total
		£m	£m	£m	£m	£m

	At 1 January 2009	1,346	1,027	2,373	450	2,823
	Net effect of changes to credit spreads	242	(73)	169	54	223
	Foreign exchange movements	(189)	(31)	(220)	-	(220)
	New issues and redemptions (net)	(22)	11	(11)	-	(11)

	At 30 June 2009	1,377	934	2,311	504	2,815

	The effect of change in credit spreads could be reversed in future periods.

Reclassification of financial instruments

During 2008, as permitted by amended IAS 39, the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category.  There were further reclassifications from the held-for-trading category to the loans and receivables category in the first half of 2009. The effect of the reclassifications and the balance sheet values of the assets were as follows.

	Additional losses that would have been recognised in H1 2009 if reclassifications had not occurred

		Reclassified in:
	Total	H1 2009	2008
	£m	£m	£m

From held-for-trading to:
Available-for-sale	(284)	-	(284)
Loans and receivables	526	178	348

	242	178	64

Notes on statutory results  (continued)

12.	Financial instruments (continued)

Reclassification of financial instruments (continued)

	Assets reclassified in 2009:	30 June 2009 All reclassifications		31 December 2008 All reclassifications (1)
	carrying value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	-	8,442	8,442	12,047	12,047
Loans and receivables	1,871	16,458	12,158	20,774	16,628

	1,871	24,900	20,600	32,821	28,675

From available-for-sale to:
Loans and receivables	-	866	741	1,016	956

	1,871	25,766	21,341	33,837	29,631

Note:
(1) 31 December 2008 amounts have been restated.

During the period, the balance sheet value of reclassified assets reduced by £8.1 billion. This was primarily due to disposals and repayments of £6.0 billion across a range of asset backed securities and loans, foreign exchange rate movements of £3.2 billion, and impairment losses of £1.5 billion offset by reclassifications in the period of £1.9 billion.

For assets reclassified from held-for-trading to available-for-sale, net unrealised losses recorded in equity at 30 June 2009 were £1.9 billion (31 December 2008 - £2.2 billion).

13.	Debt securities
		UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
	30 June 2009	£m	£m	£m	£m	£m	£m	£m	£m

	Held-for-trading	7,753	9,526	43,140	5,140	32,539	8,304	1,106	107,508
	Designated as at fair value through profit or loss	1,943	3	570	624	354	1,074	10	4,578
	Available-for-sale	6,179	9,630	36,554	10,851	49,037	7,611	727	120,589
	Loans and receivables	-	-	63	97	8,746	2,416	92	11,414

		15,875	19,159	80,327	16,712	90,676	19,405	1,935	244,089

	31 December 2008

	Held-for-trading	5,372	9,859	37,519	4,407	39,879	17,671	1,573	116,280
	Designated as at fair value through profit or loss	2,085	510	472	89	236	1,580	456	5,428
	Available-for-sale	11,330	6,152	32,480	12,038	62,067	6,501	2,288	132,856
	Loans and receivables	-	-	-	114	8,961	3,749	161	12,985

		18,787	16,521	70,471	16,648	111,143	29,501	4,478	267,549

Notes on statutory results  (continued)

14.	Derivatives
		30 June 2009		31 December 2008
		Assets	Liabilities	Assets	Liabilities
		£m	£m	£m	£m

	Exchange rate contracts
	Spot, forwards and futures	29,138	28,218	83,065	83,568
	Currency swaps	32,721	30,951	53,398	54,728
	Options purchased	18,409	-	36,762	-
	Options written	-	17,922	-	35,017

	Interest rate contracts
	Interest rate swaps	331,179	318,617	548,040	532,180
	Options purchased	61,115	-	99,192	-
	Options written	-	60,129	-	102,216
	Futures and forwards	3,635	2,836	7,600	6,620

	Credit derivatives	64,388	59,715	142,366	132,734

	Equity and commodity contracts	16,699	18,676	22,136	24,301

		557,284	537,064	992,559	971,364

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off. They are however effective in reducing the Group's credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.  Of the £557 billion derivatives assets shown above, £461 billion (31 December 2008 - £834 billion) were subject to such agreements. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

Notes on statutory results  (continued)

15.	Assets and liabilities of disposal groups

At 30 June 2009, disposal groups comprise the assets and liabilities of the Group's retail and commercial businesses across Asia and the wholesale banking businesses in Vietnam, Philippines, Taiwan and Pakistan. On 4 August 2009, the Group announced that it had agreed to sell its Retail & Commercial Banking operations in Taiwan, Hong Kong, Singapore and Indonesia together with its onshore wholesale operations in the Philippines, Vietnam and Taiwan to ANZ Group Limited.

At 31 December 2008, the assets and liabilities relating to the remaining ABN AMRO businesses, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

At 30 June 2008, the assets and liabilities of Banco Real, Tesco Personal Finance and the ECF businesses in Germany and Austria which were all sold in the second half of 2008 together with the assets and liabilities of the remaining ABN AMRO businesses, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

16.	Available-for-sale reserves

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders' equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

During the first half of 2009 impairment losses of £730 million (first half 2008 - £73 million; full year 2008 - £981 million) were charged to profit or loss and net unrealised losses of £1,494 million (first half 2008 - £1,322 million; full year 2008 - £6,808 million) were recognised directly in equity on available-for-sale financial assets. Available-for-sale reserves at 30 June 2009 amounted to net losses of £4,266 million (31 December 2008 - net losses £3,561 million).

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group's available for sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe. The underlying securities remain unimpaired.

Notes on statutory results  (continued)

17.	Capital resources
		30 June 2009	31 December 2008	30 June 2008
	Composition of regulatory capital	£m	£m	£m

	Tier 1
	Ordinary shareholders' equity	47,820	45,525	53,283
	Minority interests	16,426	21,619	42,056
	Adjustments for:
	Goodwill and other intangible assets - continuing	(18,180)	(20,049)	(43,471)
	Goodwill and other intangible assets - discontinued	-	-	(4,230)
	Unrealised losses on available-for-sale debt securities	4,194	3,687	919
	Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(25)	(984)	(2,623)
	Reallocation of preference shares and innovative securities	(656)	(1,813)	(1,813)
	Other regulatory adjustments	(507)	(362)	(676)
	Less expected losses over provisions	(1,502)	(770)	(1,095)
	Less securitisation positions	(1,397)	(663)	(764)

	Core Tier 1 capital	46,173	46,190	41,586
	Preference shares	11,207	16,655	10,608
	Innovative Tier 1 securities	3,586	7,383	6,374
	Tax on the excess of expected losses over provisions	599	308	437
	Less deductions from Tier 1 capital	(678)	(689)	(510)

	Total Tier 1 capital	60,887	69,847	58,495

	Tier 2
	Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	25	984	2,623
	Collective impairment allowances	744	666	326
	Perpetual subordinated debt	4,844	9,829	9,169
	Term subordinated debt	19,630	23,162	20,923
	Minority and other interests in Tier 2 capital	11	11	100
	Less deductions from Tier 2 capital	(4,176)	(2,429)	(2,806)

	Total Tier 2 capital	21,078	32,223	30,335

	Tier 3	232	260	215

	Supervisory deductions
	Unconsolidated investments	4,461	4,044	4,119
	Other deductions	75	111	38

	Total deductions other than from Tier 1 capital	4,536	4,155	4,157

	Total regulatory capital	77,661	98,175	84,888

Notes on statutory results  (continued)

18.	Analysis of contingent liabilities and commitments
		30 June 2009	31 December 2008	30 June 2008
		£m	£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	41,587	49,262	45,579
	Other contingent liabilities	17,298	22,275	16,998

		58,885	71,537	62,577

	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	298,895	352,398	331,262
	Other commitments	6,317	9,326	6,907

		305,212	361,724	338,169

	Total contingent liabilities and commitments	364,097	433,261	400,746

	Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

19.	Litigation

United Kingdom

In common with other banks in the United Kingdom, RBS and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the 'Charges') as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the 'Regulations') or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks' contractual terms relating to the Charges in force in early 2008 (the 'Current Terms'). The judgment held that the Current Terms used by RBS and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

RBSG (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the RBS and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the 'Historic Terms'). The High Court made an order to this effect in October 2008.

Notes on statutory results  (continued)

19.	Litigation (continued)

United Kingdom (continued)

RBSG and the other banks have appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008. The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeals. The House of Lords granted RBSG and the other banks leave to appeal the Court of Appeal's decision. That further appeal took place on 23 June 2009. The House of Lords' judgment is likely to be delivered later in 2009. The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of RBS's and most of NatWest's Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. RBSG has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. RBSG maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. RBSG cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

United States

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements - they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group's position. In light of these developments the Group does not expect these claims will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

Notes on statutory results  (continued)

19.	Litigation (continued)

United States (continued)

RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and SEC Rule 10b-5. The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Series Q, R, S, T and/or U Non-cumulative Dollar Preference Shares issued pursuant or traceable to the 8 April 2005 Registration Statement and were damaged thereby.  Plaintiffs seek unquantified damages on behalf of the putative class. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

20.	Regulatory enquiries and investigations

The Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group, its business, reputation, results of operations or the price of securities issued by it.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have an adverse impact on the Group's businesses and earnings.

European Union

In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31st January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Notes on statutory results  (continued)

20.	Regulatory enquiries and investigations (continued)

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF ") arrangement for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21st June 2008. MasterCard lodged an appeal against the decision with the European Court of First Instance on 1st March 2008 and the Group has intervened in the appeal proceedings. Visa's MIFs were exempted in 2002 by the European Commission for a period of five years up to 31st December 2007 subject to certain conditions. On 26th March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross-border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6th April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. There is no deadline for the closure of the inquiry.

United Kingdom

In the United Kingdom, in September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance ("PPI "). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7th February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission ("CC ") for an in-depth inquiry. The CC published its final report on 29th January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers. The CC will therefore impose by order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). The expected deadline for implementation will be 2010 at the earliest, subject to the outcome of an appeal by Barclays against the CC's decision.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008 announced that it intends to escalate its level of regulatory intervention. The FSA is expected to publish a further update in 2009. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service ("FOS ") and many of these are being upheld by the FOS against the banks. In June 2009, the FSA intends to consult on guidance on PPI complaint handling, to be included in its Dispute Resolution (DISP) handbook from October 2009. Separately, discussions are ongoing between the FSA and the Group in respect of concerns expressed by the FSA over certain categories of historic PPI sales.

The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group's business in this sector. On 9th February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

On 29th March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the United Kingdom and a formal investigation into the fairness of bank current account charges.

Notes on statutory results  (continued)

20.	Regulatory enquiries and investigations (continued)

On 16th July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT is currently consulting with the banking industry, consumer groups and interested parties on its report. After this consultation the OFT will decide on next steps, which could include further discussions or agreed remedies with the industry, or possibly a reference of the market to the CC.

The OFT's investigation into the fairness of bank current account charges is ongoing. On 12th August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to the Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue.

Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT's market study or investigation upon it, if any. However, RBSG is co-operating fully with the OFT to achieve resolution of the matters under investigation.

On 26th January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1st March 2007, the Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage. RBSG believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

In April 2009 the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings. The Group and its subsidiaries are cooperating fully with this review.

United States

In July 2004, ABN AMRO signed a written agreement with the US regulatory authorities concerning ABN AMRO's dollar clearing activities in the New York branch. In addition, in December 2005, ABN AMRO agreed to a Cease and Desist Order with the Dutch Central Bank and various United States federal and state regulators. This involved an agreement to pay an aggregate civil penalty of US$75 million and a voluntary endowment of US$5 million in connection with deficiencies in the United States dollar clearing operations at ABN AMRO's New York branch and the United States Department of Treasury compliance procedures regarding transactions originating at its Dubai branch. ABN AMRO and members of ABN AMRO's management continue to provide information to law enforcement authorities in connection with ongoing criminal investigations relating to ABN AMRO's dollar clearing activities, United States Department of Treasury compliance procedures and other Bank Secrecy Act of 1970 compliance matters. The Cease and Desist Order with the Dutch Central Bank was lifted on 26th July 2007 and the Cease and Desist Order agreed with the United States authorities was lifted on 9th September 2008. Although no written agreement has yet been reached and negotiations are ongoing, ABN AMRO has reached an agreement in principle with the United States Department of Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue co-operating in the United States' ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of US$500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

Notes on statutory results  (continued)

20.	Regulatory enquiries and investigations (continued)

United States(continued)

These compliance issues and the related sanctions and investigations have had, and will continue to have, an impact on ABN AMRO's operations in the United States, including limitations on expansion. ABN AMRO is actively exploring all possible options to resolve these issues. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted.

The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, including mortgage originators, appraisers, due diligence firms, investment banks and rating agencies, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms and whether that information was adequately disclosed to investors. RBS Securities Inc. has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction.

In addition to the above, certain of the Group's subsidiaries have received requests for information from various United States governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBSG and its subsidiaries are co-operating with these various requests for information and investigations.

21.	Related party transactions

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and other public bodies became related parties of the Group. The Group enters into transactions with many of these bodies on an arms' length basis. The Group participates in a number of schemes operated by the Bank of England and the UK Government and made available to eligible banks and building societies. As at 30 June 2009, the Group's utilisation of Bank of England facilities amounted to £28 billion (31 December 2008 - £42 billion) and it had debt in issue guaranteed by the UK Government totalling £52 billion (31 December 2008 - £32 billion). During the first half of 2009, following a placing and open offer, the UK Government's holding of £5 billion of preference shares was redeemed and the UK Government subscribed for 16.8 billion new ordinary shares; its interest in the Group's ordinary share capital is now 70.3%.

Other related party transactions in the half year ended 30 June 2009 were similar in nature to those for the year ended 31 December 2008. Full details of the Group's related party transactions for the year ended 31 December 2008 are included in the Group's 2008 Annual Report and Accounts.

Notes on statutory results  (continued)

22. Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and treasury portfolios through a comprehensive market risk management framework. This framework contains limits based on, but not limited to: value-at-risk (VaR), scenario analysis, position and sensitivity analyses.

The Group discloses market risk in VaR terms. VaR is a measure that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  The Group uses a historical simulation methodology with a two year time horizon and a 99% confidence level.

At the Group level the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits. The Group recently changed its VaR confidence level from 95% to 99% as it believes this provides greater clarity in respect of potential economic outcomes. The table below sets out VaR for the Group's portfolios with prior periods restated to reflect the 99% confidence level for consistency and comparability.

The Group continued to update and enhance its market risk management framework during the first half of 2009. In addition to the move to VaR based on a 99% confidence level, the Group has improved and strengthened its market risk limit framework, increasing the transparency of market price risk taken across the Group's businesses in both the trading and non-trading portfolios.

The Group's market risk appetite is defined within this limit framework which is cascaded down through legal entity, division, business and ultimately trader level market risk limits.

The VaR disclosure is broken down into trading and non-trading (referred to in previous disclosures as Treasury VaR), where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internet funds flow within the Group's businesses.

As part of the Strategic Review announced on 26 February 2009, the designation of assets between Core and Non-Core divisions was completed during the period. The period end Core/Non-Core VaR as of 30 June 2009 shown below reflects the conclusion of this process. Average, Maximum and Minimum VaR for Core/Non-Core are measures that require daily data.  The Non-Core division was not defined at the start of the period and average, maximum and minimum VaR are measures that require daily data. These three measures have been prepared on a best efforts basis and reflect the process of designating Non-Core assets.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR (pro forma and statutory basis)

Interest rate	65.6	81.4	112.8	42.5
Credit spread	125.3	199.6	231.2	66.9
Currency	17.7	15.6	35.8	9.2
Equity	13.0	11.7	21.6	8.3
Commodity	12.7	11.5	21.4	6.5
Diversification effects		(129.2)

30 June 2009	143.3	190.6	229.0	76.8

Core (30 June 2009)	99.6	94.3	135.6	54.2
Non-Core (30 June 2009)	77.3	130.4	166.5	28.6

Notes on statutory results  (continued)

22. Market risk  (continued)

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

Interest rate	38.7	54.4	94.0	18.2
Credit spread	71.5	61.5	130.8	51.7
Currency	7.6	17.0	18.0	3.5
Equity	22.4	18.3	42.6	11.0
Commodity	9.9	10.0	25.8	0.2
Diversification effects		(52.4)

31 December 2008	82.3	108.8	155.7	49.3

Interest rate	29.1	33.7	56.1	18.2
Credit spread	72.7	75.5	96.3	51.7
Currency	6.0	7.1	8.6	3.5
Equity	23.1	19.9	42.6	11.0
Commodity	9.5	23.0	25.3	0.2
Diversification effects		(67.7)

30 June 2008	70.4	91.5	106.0	49.3

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Non-trading VaR (pro forma and statutory basis)

Interest rate	17.6	16.6	26.1	12.9
Credit spread	198.9	205.4	270.3	65.4
Currency	1.2	1.1	3.8	0.2
Equity	4.0	3.7	7.2	2.2
Diversification effects		(27.0)

30 June 2009	199.6	199.8	274.9	76.1

Core (30 June 2009)	82.6	81.6	133.5	55.0
Non-Core (30 June 2009)	123.1	132.6	145.3	20.2

Interest rate	10.6	24.4	32.9	5.2
Credit spread	10.5	65.2	65.2	5.5
Currency	0.6	2.2	5.7	0.1
Equity	3.4	7.0	8.0	0.8
Diversification effects		(22.7)

31 December 2008	14.8	76.1	76.1	7.7

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

Interest rate	7.4	9.1	10.2	5.2
Credit spread	7.7	7.0	10.6	5.6
Currency	0.4	0.3	1.0	0.2
Equity	1.7	1.7	2.6	0.8
Diversification effects		(8.7)

30 June 2008	10.0	9.4	13.4	7.7

Notes on statutory results  (continued)

22. Market risk  (continued)

The data in the tables above exclude exposures to super senior tranches of asset-backed CDOs, as VaR does not provide an appropriate measure of risk for these exposures due to the continued illiquidity and opaqueness of pricing of these instruments.  For these exposures, the maximum potential loss is equal to the aggregate net exposure of £548 million at 30 June 2009. For more information, please refer to market turmoil exposure - Super senior CDOs on page 130 and Note 11, financial instruments - collateralised debt obligations.

The Group uses the most recent two years of market data in its VaR model. Accordingly the VaR at June 2009 incorporates all of the market volatility experienced since the credit crisis began in August 2007. On average this means that a given underlying risk position expressed in VaR terms will be considerably larger than previously reported. If one assumes future volatility declines in comparison to the average over the last two years then the half year may well represent a peak VaR number for a given position.  The Group has reduced its underlying trading positions in the first half of 2009, but the increase in market volatility factored into the VaR calculation has more than offset this; consequently the Trading VaR has increased when compared with previous periods.

Non-Core credit spread trading VaR increased materially during the period, not only for the reason described above, but also owing to additional hedges against the risk of counterparty failure. As this counterparty risk is itself not in VaR, these hedges increase reported VaR.

The non-trading VaR increased not only because of more volatile market data in the VaR models, but also as a result of reclassification of certain trading portfolio assets.

The Group's VaR should be interpreted in light of the limitations of the methodologies used, detailed as follows:

•

Historical Simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the two year time series. Therefore, events that are more severe than those in the historical data series cannot be predicted.

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	VaR uses a one-day time horizon which will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intraday profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

Notes on statutory results  (continued)

22. Market risk  (continued)

The following table details the combined other than trading (non-trading businesses and retail and commercial banking activities) VaR at a 99% confidence level, which relates mainly to interest rate risk and credit spreads.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2009	187.2	190.6	203.2	177.3

31 December 2008	133.1	134.9	197.0	86.4

Structural interest rate and currency VaR (statutory basis)

Structural interest rate risks mainly arise in retail and commercial banking assets and liabilities.

Statutory basis	Average £m	Period end £m	Maximum £m	Minimum £m

30 June 2009	91.3	100.4	112.5	69.3

31 December 2008	128.1	60.1	194.6	60.3

30 June 2009
Statutory basis	£m

EUR	39.3
GBP	25.2
USD	83.8
Other	5.1

Notes on statutory results  (continued)

23.  Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. GALCO approves open structural exposures, primarily in USD and EUR and expressed in currency notional amounts, which are sufficient to reduce the sensitivity of regulatory capital ratios to exchange rate movements within defined tolerance limits.

Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

Equity classification of foreign currency denominated preference share issuances requires that these shares be held on the balance sheet at historic cost. Consequently, these share issuances have the effect of increasing the Group's structural foreign currency position.

See the Annual Report and Accounts 2008 for background on the Group's structural currency risk exposures.

The tables below set out the Group's structural foreign currency exposures.

	Net assets of overseas operations	Minority Interests	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
30 June 2009	£m	£m	£m	£m	£m

US dollar	15,551	(3)	15,554	(3,330)	12,224
Euro	18,282	13,619	4,663	(1,300)	3,363
Other non sterling	5,639	536	5,103	(3,585)	1,518

Total	39,472	14,152	25,320	(8,215)	17,105

31 December 2008

US dollar	17,480	(19)	17,499	(3,659)	13,840
Euro	26,943	15,431	11,512	(7,461)	4,051
Chinese RMB	3,928	1,898	2,030	(1,082)	948
Other non sterling	5,088	621	4,467	(3,096)	1,371

Total	53,439	17,931	35,508	(15,298)	20,210

Retranslation gains and losses on the Group's net investments in operations, together with those on instruments hedging these investments, are recognised directly in equity. Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A five percent strengthening of foreign currencies would result in a gain of £900 million (31 December 2008 - £1,010 million) recognised in equity. A five percent weakening of foreign currencies would result in a loss of £810 million (31 December 2008 - £960 million) recognised in equity.  There are no Chinese RMB exposures at 30 June 2009 following the sale of the Group's interest in Bank of China.  These movements in equity would offset retranslation effects on the Group's foreign currency denominated risk weighted assets, reducing the sensitivity of the Group's tier 1 capital ratio to movements in foreign currency exchange rates.

Notes on statutory results  (continued)

24.	Date of approval
This announcement was approved by the Board of directors on 6 August 2009.

25.	Filings with the US Securities and Exchange Commission (SEC)
The Group's interim results will be filed with the SEC in a report on Form 6-K.

Average balance sheet - statutory

	First half 2009			First half 2008
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Interest-earning assets - banking business	923,879	18,171	3.93	859,632	24,369	5.67

Trading business	306,304			477,634
Non-interest-earning assets	941,092			672,717

Total assets	2,171,275			2,009,983

Liabilities
Interest-bearing liabilities - banking business	828,119	10,116	2.44	803,011	15,861	3.95

Trading business	352,953			510,554
Non-interest-bearing liabilities
- demand deposits	42,086			34,828
- other liabilities	890,966			608,203
Shareholders' equity	57,151			53,387

Total liabilities	2,171,275			2,009,983

	First half 2009	First half 2008
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.93	5.67
Cost of interest-bearing liabilities of banking business	(2.44)	(3.95)

Interest spread of banking business	1.49	1.72
Benefit from interest-free funds	0.25	0.26

Net interest margin of banking business	1.74	1.98

Capital ratios - statutory

	30 June 2009	31 December 2008	30 June 2008
	£m	£m	£m
Capital base
Core Tier 1 capital	46,173	46,190	41,586
Preference shares and tax deductible securities	14,793	24,038	16,982
Deductions from Tier 1 capital net of tax credit on expected losses	(79)	(381)	(73)

Tier 1 capital	60,887	69,847	58,495
Tier 2 capital	21,078	32,223	30,335
Tier 3 capital	232	260	215

	82,197	102,330	89,045
Less: Supervisory deductions	(4,536)	(4,155)	(4,157)

Total regulatory capital	77,661	98,175	84,888

Risk-weighted assets
Credit risk	512,000	551,300	537,000
Counterparty risk	53,000	61,100	37,100
Market risk	56,300	46,500	32,500
Operational risk	33,900	36,900	37,100

	655,200	695,800	643,700

Risk asset ratio
Core Tier 1	7.0%	6.6%	6.5%
Tier 1	9.3%	10.0%	9.1%
Total	11.9%	14.1%	13.2%

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc ('the company') to review the condensed statutory financial statements in the half-yearly financial report for the six months ended 30 June 2009 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 25 (the "condensed statutory financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed statutory financial statements.

This report is made solely to the company in accordance with the International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed statutory financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed statutory financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed statutory financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

Edinburgh, United Kingdom

6 August 2009

Principal risks and uncertainties

The principal risks and uncertainties for the Group in the second half of 2009 are:

The company may face the risk of full nationalisation and under such circumstances shareholders may lose the full value of their shares.

HM Treasury, the Bank of England and the FSA have extensive powers to stabilise banks. These include private sector transfer, transfer to a 'bridge bank' established by the Bank of England and nationalisation.  Stabilisation measures may only be taken if the FSA is satisfied that a relevant entity is failing, or is likely to fail, to satisfy the conditions which an FSA-authorised institution must satisfy. HM Treasury may also take the parent company of a relevant entity into temporary public ownership and it has wide discretion in taking actions in relation to the company's issued securities.

The Group's business, earnings and financial prospects may be affected if it is unable to participate in the Asset Protection Scheme, or if the costs of participation outweigh the benefits.

On 26th February 2009, the Group announced its intention to participate in the asset protection scheme (APS) announced by HM Treasury on 19th January 2009. The Group's ability to participate in the APS is subject to a number of conditions which may not be satisfied resulting in the Group being unable to participate in the APS. Furthermore, if the Group is able to participate in the APS, there can be no assurance that the benefits of participation in the APS will outweigh its cost. European State Aid clearance must be obtained by the UK Government before the Group can participate in the APS. The European Commission may require significantly greater restructuring by the Group than is currently envisaged under the Group's strategic plan, including divestments, balance sheet reduction and business exits.

The Group's businesses, earnings and financial condition have been and will continue to be affected by the continued deterioration in the global economy, as well as ongoing instability in the global financial markets.

Many of the economies in which the Group operates, including the United Kingdom and the United States, face recessionary conditions which are expected to continue or worsen over the near to medium term. Financial markets around the world have yet to recover from recent unprecedented dislocation and illiquidity. These circumstances may cause the Group to experience further reductions in business activity, increased funding costs and funding pressures, decreased asset values, additional write downs and impairment charges and lower profitability or losses during the second half of 2009.

Lack of liquidity is a risk to the Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.

Credit markets have experienced a severe reduction in liquidity. The Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mis-match of maturities and carefully monitoring its undrawn commitments and contingent liabilities. Further tightening of credit markets could have a negative impact on the Group in the second half of 2009.

Governmental support schemes are subject to cancellation or change, which may have a negative impact on the availability of funding in the markets in which the Group operates.

To the extent government support schemes are cancelled or changed, the Group may face limited access to, have insufficient access to, or incur the higher costs associated with, funding alternatives.

The financial performance of the Group has been and will be affected by borrower credit quality.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Whilst economies have stabilised during the first half of 2009, the Group may see adverse changes in the credit quality of its borrowers and counterparties in the second half of 2009 with increasing delinquencies and defaults leading to higher impairment charges.

Principal risks and uncertainties (continued)

The actual or perceived failure or worsening credit of the Group's counterparties could adversely affect the Group.

The Group's ability to engage in funding transactions with counterparties in the financial markets, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of these counterparties. Many of these transactions expose the Group to credit risk in the event of default of the Group's counterparty or client.

The Group's earnings and financial condition have been, and its future earnings and financial condition are likely to continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets have been subject to significant stress conditions. Severe market events resulted in the Group recording large write-downs on its credit market exposures in 2008 and the first half of 2009. Any further deterioration in economic and financial market conditions could lead to additional impairment charges and write-downs during the second half of 2009. Recent market volatility and illiquidity has made it difficult to value certain of the Group's exposures. The value ultimately realised by the Group may be materially different from the current or estimated fair value.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. Since 2007, the actual and perceived creditworthiness of monoline, credit derivative product companies and other market counterparties has deteriorated rapidly and this may continue in the second half of 2009. As a result the Group may recognise further credit valuation adjustments on CDSs bought from these counterparties.

Changes in interest rates, foreign exchange rates, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the Group's business. Some of the most significant market risks the Group faces are interest rate, foreign exchange, bond, equity and commodity price risks.

The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rates and spreads in the second half of 2009 may affect the interest rate margin realised between lending and borrowing. Changes in currency rates affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group's non-UK subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets during the second half of 2009 may cause reductions in the value of the Group's investment and trading portfolios.

The Group's borrowing costs and its access to the debt capital markets depend significantly on its credit ratings.

Any future reductions in the long-term credit ratings of the Group or one of its principal subsidiaries (particularly the Royal Bank) could increase its borrowing costs, limit the Group's access to the capital markets and money markets, trigger additional collateral requirements, and adversely affect its competitive position.

The Group's business performance could be adversely affected if its capital is not managed effectively.

The Group is required by regulators in the United Kingdom and in other jurisdictions in which it undertakes regulated activities to maintain adequate capital. Adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Any developments that limit the Group's ability to manage its balance sheet and capital resources effectively (including, for example, reductions in profits and retained earnings, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans) could have a material adverse impact on its financial condition.

Principal risks and uncertainties (continued)

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

To establish the value of instruments measured at fair value, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, valuation models. These valuation models are complex, and the related assumptions, judgements and estimates often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments.

The Group's future earnings and financial condition in part depend on the success of the Group's strategic refocus on core strengths and its disposal programme.

The Group has embarked on a restructuring focused on achieving appropriate risk-adjusted returns, reducing reliance on wholesale funding and lowering the Group's exposure to capital intensive businesses. The Group will also continue its disposal programme and continue to review its portfolio to identify further disposals of non-core assets. Global markets remain challenging and the execution of the Group's current and future strategic plans may not be successful. In connection with the implementation of these plans, the Group may incur restructuring charges, which may be material.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.

The markets in which the Group operates are expected to remain highly competitive. Consolidation among banks in the United Kingdom, the United States and throughout Europe in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries and increased government ownership of, and involvement in, banks, could cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins in the second half of 2009.

The Group agreed to certain undertakings in relation to the operation of its business in the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the proposed APS, which may serve to limit the Group's operations.

The Group undertook in connection with the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the proposed APS to support certain initiatives in relation to lending in the UK and to regulate management remuneration and the rate of growth of the Group's balance sheet. These undertakings may serve to limit the Group's operations.

The Group could fail to attract or retain senior management or other key employees.

The failure to attract or retain a sufficient number of appropriately skilled personnel could prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition.

Each of the Group's businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to financial services laws, regulations, administrative actions and policies wherever it operates. Recently there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United Kingdom, the United States and other European countries.  Significant regulatory developments could have an adverse impact on how the Group conducts its business and on its results of operations and financial condition.

Principal risks and uncertainties (continued)

The Group's results have been and could be further adversely affected in the event of goodwill impairment.

The Group recognises goodwill initially at cost and subsequently at cost less any accumulated impairment losses. It is tested for impairment annually or more frequently when events or circumstances indicate that it might be impaired. The recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit is compared to its carrying value. The recoverable amount of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

Given current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may be required or elect to make further contributions to its pension schemes and such contributions could be significant.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.

The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the United States and other jurisdictions, including class-action litigation. These are subject to many uncertainties, and their outcomes are often difficult to predict. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on the Group's operations or significant reputational damage.

Operational risks are inherent in the Group's operations.

The activities of the Group depend on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. Operational risk and losses can result from fraud, errors by employees or third-parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the Group's profitability. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

Principal risks and uncertainties (continued)

The Group's insurance businesses are subject to inherent risks involving claims.

Future claims in the Group's general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group's control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group's operations have inherent reputational risk.

Reputational risk is inherent in the Group's business. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme is the UK's statutory fund of last resort for customers of authorised financial services firms. It is funded by levies on firms authorised by the FSA, including the Group. Other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation). As a result the Group may incur additional costs and liabilities.

The Group's business and earnings may be affected by geopolitical conditions.

The performance of the Group is significantly influenced by the geopolitical and economic conditions in the countries in which it operates. The Group has a presence in countries where its businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. The Group also faces the risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the Group.

The restructuring of ABN AMRO is complex involving substantial reorganisation of ABN AMRO's operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group's businesses continues. However, risks remain that the Group may not realise all the anticipated benefits of the acquisition.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation.

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The losses are quantified on the basis of current tax legislation and are subject to change in respect of the rate of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the recognised deferred tax assets.  If the Group participates in the APS, it is anticipated that certain UK tax losses, which are recognised as deferred tax assets, will be foregone as part consideration for the Group's participation in the scheme.

Further details on the Group's credit, liquidity and market risks are included on pages 93 to 145.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';

•

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton Chairman	Stephen Hester Group Chief Executive	Guy Whittaker Group Finance Director

Board of directors

Chairman Philip Hampton Executive directors Stephen Hester Gordon Pell Guy Whittaker	Non-executive directors Colin Buchan Sir Sandy Crombie Archie Hunter Joe MacHale John McFarlane Art Ryan

6 August 2009

Additional information

Other information	30 June 2009	31 December 2008	30 June 2008

Ordinary share price	£0.3864	£0.494	£2.10*

Number of ordinary shares in issue	56,366m	39,456m	16,142m

Market capitalisation	£21.8bn	£19.5bn	£34.7bn

Net asset value per ordinary share	£0.85	£1.15	£3.27

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
UK Retail	26,900	28,400	28,700
UK Corporate	12,700	13,200	13,200
Wealth	5,000	5,200	5,200
Global Banking & Markets	17,200	17,800	18,700
Global Transaction Services	3,600	3,900	3,400
Ulster Bank	5,200	5,400	5,800
US Retail & Commercial	15,100	16,200	16,600
RBS Insurance	14,600	14,700	15,300
Group Manufacturing	46,000	47,600	46,000
Central items	4,300	4,300	4,100

Core	150,600	156,700	157,000
Non-Core	15,000	17,300	19,500

	165,600	174,000	176,500
Integration	700	900	1,000
Share of shared assets	300	400	1,000
RFS minority interest	24,800	24,500	54,700

Group total	191,400	199,800	233,200

*restated for the effect of the capitalisation issue in September 2008.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ('the Act').  The statutory accounts for the year ended 31 December 2008 have been filed with the Registrar of Companies. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Additional information  (continued)

Financial calendar

2009 third quarter interim management statement	11 November 2009

2009 annual results announcement	25 February 2010

2010 first quarter interim management statement	May 2010

2010 interim results announcement	August 2010

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Neil Moorhouse	Head of Group Media Centre	+44 (0) 131 523 4414
+44 (0) 7786 690029

6 August 2009

Appendix 1

Interim Results

for the half year ended

30 June 2009

  Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the half year ended 30 June 2009

		Adjustments
	Pro forma	RFS Minority Interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	6,655	1,514	-	8,169

Non-interest income (excluding insurance net premium income)	5,479	1,129	4,243	10,851
Insurance net premium income	2,657	164	-	2,821

Non-interest income	8,136	1,293	4,243	13,672

Total income	14,791	2,807	4,243	21,841
Operating expenses	(8,733)	(1,973)	(1,185)	(11,891)

Profit before other operating charges	6,058	834	3,058	9,950
Insurance net claims	(1,891)	(243)	-	(2,134)

Operating profit before impairment losses	4,167	591	3,058	7,816
Impairment losses	(7,521)	(539)	-	(8,060)

Group operating (loss)/profit	(3,354)	52	3,058	(244)
Amortisation of purchased intangible assets	(140)	-	140	-
Integration and restructuring costs	(734)	-	734	-
Write-down of goodwill	(311)	-	311	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	453	-	(453)	-

(Loss)/profit before tax from continuing operations	(296)	52	-	(244)
Tax	412	29	-	441

Profit from continuing operations	116	81	-	197
Loss from discontinued operations, net of tax	(58)	(4)	-	(62)

Profit for the period	58	77	-	135
Minority interests	(554)	(77)	-	(631)
Preference share and other dividends	(546)	-	-	(546)

Loss attributable to ordinary shareholders	(1,042)	-	-	(1,042)

   Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the half year ended 30 June 2008

		Adjustments
	Pro forma	RFS Minority Interest	Reallocation of one-off items	Restated statutory
	£m	£m	£m	£m

Net interest income	7,501	1,194	-	8,695

Non-interest income (excluding insurance net premium income)	1,289	702	-	1,991
Insurance net premium income	2,861	295	-	3,156

Non-interest income	4,150	997	-	5,147

Total income	11,651	2,191	-	13,842
Operating expenses	(8,393)	(1,748)	(578)	(10,719)

Profit/(loss) before other operating charges	3,258	443	(578)	3,123
Insurance net claims	(1,927)	(262)	-	(2,189)

Operating profit/(loss) before impairment losses	1,331	181	(578)	934
Impairment losses	(1,479)	(182)	-	(1,661)

Group operating loss	(148)	(1)	(578)	(727)
Amortisation of purchased intangible assets	(262)	-	262	-
Integration costs	(316)	-	316	-

Loss before tax from continuing operations	(726)	(1)	-	(727)
Tax	303	30	-	333

(Loss)/profit from continuing operations	(423)	29	-	(394)
(Loss)/profit from discontinued operations, net of tax	(41)	275	-	234

(Loss)/profit for the period	(464)	304	-	(160)
Minority interests	(148)	(304)	-	(452)
Preference share and other dividends	(215)	-	-	(215)

Loss attributable to ordinary shareholders	(827)	-	-	(827)

  Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the year ended 31 December 2008

		Adjustments
	Restated pro forma	RFS Minority Interest	Reallocation of one-off items	Restated statutory
	£m	£m	£m	£m

Net interest income	15,764	2,911	-	18,675

Non-interest income (excluding insurance net premium income)	(874)	1,299	442	867
Insurance net premium income	5,709	617	-	6,326

Non-interest income	4,835	1,916	442	7,193

Total income	20,599	4,827	442	25,868
Operating expenses	(16,188)	(19,303)	(18,711)	(54,202)

Profit/(loss) before other operating charges	4,411	(14,476)	(18,269)	(28,334)
Insurance net claims	(3,917)	(513)	-	(4,430)

Operating profit/(loss) before impairment losses	494	(14,989)	(18,269)	(32,764)
Impairment losses	(7,432)	(640)	-	(8,072)

Group operating loss	(6,938)	(15,629)	(18,269)	(40,836)
Amortisation of purchased intangible assets	(443)	-	443	-
Integration and restructuring costs	(1,357)	-	1,357	-
Write down of goodwill and other intangible assets	(16,911)	-	16,911	-
Strategic disposals	442	-	(442)	-

Loss before tax from continuing operations	(25,207)	(15,629)	-	(40,836)
Tax	1,995	328	-	2,323

Loss from continuing operations	(23,212)	(15,301)	-	(38,513)
(Loss)/profit from discontinued operations, net of tax	(86)	4,057	-	3,971

Loss for the period	(23,298)	(11,244)	-	(34,542)
Minority interests	(412)	11,244	-	10,832
Preference share and other dividends	(596)	-	-	(596)

Loss attributable to ordinary shareholders	(24,306)	-	-	(24,306)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 30 June 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m
Assets
Cash and balances at central banks	34,302	5,644	39,946
Net loans and advances to banks	48,624	11,706	60,330
Reverse repurchase agreements and stock borrowing	35,076	-	35,076
Loans and advances to banks	83,700	11,706	95,406
Net loans and advances to customers	593,277	128,983	722,260
Reverse repurchase agreements and stock borrowing	47,485	29	47,514
Loans and advances to customers	640,762	129,012	769,774
Debt securities	229,059	15,030	244,089
Equity shares	14,220	3,360	17,580
Settlement balances	23,244	20	23,264
Derivatives	555,890	1,394	557,284
Intangible assets	15,117	3,063	18,180
Property, plant and equipment	16,292	1,603	17,895
Deferred taxation	7,573	819	8,392
Prepayments, accrued income and other assets	20,620	2,645	23,265
Assets of disposal groups	3,666	182	3,848

Total assets	1,644,445	174,478	1,818,923

Liabilities
Bank deposits	135,601	(8,749)	126,852
Repurchase agreements and stock lending	44,142	-	44,142
Deposits by banks	179,743	(8,749)	170,994
Customer deposits	415,267	125,407	540,674
Repurchase agreements and stock lending	75,015	-	75,015
Customer accounts	490,282	125,407	615,689
Debt securities in issue	248,710	25,470	274,180
Settlement balances and short positions	60,282	5	60,287
Derivatives	534,632	2,432	537,064
Accruals, deferred income and other liabilities	21,543	8,578	30,121
Retirement benefit liabilities	1,363	368	1,731
Deferred taxation	3,344	678	4,022
Insurance liabilities	7,186	2,356	9,542
Subordinated liabilities	32,106	3,597	35,703
Liabilities of disposal groups	7,465	33	7,498

Total liabilities	1,586,656	160,175	1,746,831

Equity:
Minority interests	2,123	14,303	16,426
Owners' equity	55,666	-	55,666

Total equity	57,789	14,303	72,092

Total liabilities and equity	1,644,445	174,478	1,818,923

   Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 31 December 2008

	Pro forma	Transfers	Statutory
	£m	£m	£m
Assets
Cash and balances at central banks	11,830	570	12,400
Net loans and advances to banks	70,728	8,698	79,426
Reverse repurchase agreements and stock borrowing	58,771	-	58,771
Loans and advances to banks	129,499	8,698	138,197
Net loans and advances to customers	691,976	143,433	835,409
Reverse repurchase agreements and stock borrowings	39,289	24	39,313
Loans and advances to customers	731,265	143,457	874,722
Debt securities	253,159	14,390	267,549
Equity shares	22,198	4,132	26,330
Settlement balances	17,812	20	17,832
Derivatives	991,495	1,064	992,559
Intangible assets	16,415	3,634	20,049
Property, plant and equipment	17,181	1,768	18,949
Deferred taxation	5,786	1,296	7,082
Prepayments, accrued income and other assets	21,573	2,829	24,402
Assets of disposal groups	480	1,101	1,581

Total assets	2,218,693	182,959	2,401,652

Liabilities
Bank deposits	178,943	(4,565)	174,378
Repurchase agreements and stock lending	83,666	-	83,666
Deposits by banks	262,609	(4,565)	258,044
Customer deposits	460,318	121,051	581,369
Repurchase agreements and stock lending	58,143	-	58,143
Customer accounts	518,461	121,051	639,512
Debt securities in issue	269,458	30,831	300,289
Settlement balances and short positions	54,264	13	54,277
Derivatives	969,409	1,955	971,364
Accruals, deferred income and other liabilities	24,140	7,342	31,482
Retirement benefit liabilities	1,564	468	2,032
Deferred taxation	3,177	988	4,165
Insurance liabilities	7,480	2,496	9,976
Subordinated liabilities	43,678	5,476	49,154
Liabilities of disposal groups	138	721	859

Total liabilities	2,154,378	166,776	2,321,154

Equity:
Minority interests	5,436	16,183	21,619
Owners' equity	58,879	-	58,879

Total equity	64,315	16,183	80,498

Total liabilities and equity	2,218,693	182,959	2,401,652

Appendix 2

Analysis by quarter

Interim Results

for the half year ended

30 June 2009

  Appendix 2  Analysis by quarter

Summary consolidated income statement - pro forma

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£m	£m	£m	£m	£m	£m

Net interest income	3,117	3,538	6,655	4,038	3,463	7,501

Non-interest income (excluding insurance net premium income)	1,703	3,776	5,479	10	1,279	1,289
Insurance net premium income	1,301	1,356	2,657	1,423	1,438	2,861

Total income	6,121	8,670	14,791	5,471	6,180	11,651
Operating expenses	(4,066)	(4,667)	(8,733)	(4,487)	(3,906)	(8,393)

Profit before other operating charges	2,055	4,003	6,058	984	2,274	3,258
Insurance net claims	(925)	(966)	(1,891)	(949)	(978)	(1,927)

Operating profit before impairment losses	1,130	3,037	4,167	35	1,296	1,331
Impairment losses	(4,663)	(2,858)	(7,521)	(823)	(656)	(1,479)

Group operating (loss)/profit*	(3,533)	179	(3,354)	(788)	640	(148)
Amortisation of purchased intangible assets	(55)	(85)	(140)	(175)	(87)	(262)
Integration and restructuring costs	(355)	(379)	(734)	(242)	(74)	(316)
Write-down of goodwill	(311)	-	(311)	-	-	-
Gain on redemption of own debt	3,790	-	3,790	-	-	-
Strategic disposals	212	241	453	-	-	-

(Loss)/profit before tax	(252)	(44)	(296)	(1,205)	479	(726)
Tax	640	(228)	412	434	(131)	303

Profit/(loss) from continuing operations	388	(272)	116	(771)	348	(423)
Loss from discontinued operations	(13)	(45)	(58)	(21)	(20)	(41)

Profit/(loss) for the period	375	(317)	58	(792)	328	(464)
Minority interests	(83)	(471)	(554)	(127)	(21)	(148)
Preference share and other dividends	(432)	(114)	(546)	(133)	(82)	(215)

(Loss)/profit attributable to ordinary shareholders	(140)	(902)	(1,042)	(1,052)	225	(827)

*(loss)/profit before tax, purchased intangibles amortisation,  integration and restructuring costs, and write-down of goodwill and other intangible assets.

Key metrics

Cost:income ratio	66.4%	53.8%	59.0%	82.0%	63.2%	72.0%
Net interest margin	1.60%	1.78%	1.69%	2.15%	1.99%	2.07%
Risk-weighted assets	£547.3bn	£575.7bn	£547.3bn	£491.7bn	£549.0bn	£491.7bn
Non-performing loans	£30.7bn	£23.7bn	£30.7bn	£8.8bn	£8.2bn	£8.8bn
Provision balance as % of NPL/PPLs	44%	45%	44%	55%	67%	56%

Note:

2008 data have been restated for the amendment to IFRS 2 'Share-based Payment' and the finalisation of the ABN AMRO acquisition accounting in the second half of 2008.

Appendix 2  Analysis by quarter

Commentary on Group results

Q2 2009 compared to Q1 2009

Income for the Group fell from £8,670 million to £6,121 million primarily reflecting the results from Global Banking and Markets ('GBM'). GBM income fell from £5,435 million to £2,395 million, a more normal level compared to exceptional levels in Q1 in particular in businesses such as Rates. Non-Core negative income fell from £2,069 million to £933 million primarily reflecting the non-recurrence monoline related credit market write-downs in the first quarter.

Net interest income fell from £3,538 million to £3,117 million as margins fell from 1.78% to 1.60% as expected, reflecting lower interest rates and higher funding costs. Non-interest income fell from £3,776 million to £1,703 million primarily reflecting lower income from trading activities in GBM.

Costs declined from £4,667 million to £4,066 million primarily reflecting lower compensation accruals within GBM. Impairment losses rose from £2,858 million to £4,663 million reflecting weakness across nearly all credit portfolios and rising delinquencies.

The Group recorded a gain of £3,790 million on the redemption of certain Tier 1 and Upper Tier 2 outstanding debt securities in the second quarter, and also a gain of £212 million on the disposal of Linea Directa. Minority interests in the first quarter included £359 million relating to the disposal of the stake in Bank of China. Preference share dividends of £432 million in the second quarter included a £274 million dividend relating to the repayment of preference shares to the UK government completed in April 2009.

Q2 2009 compared to Q2 2008

Income for the Group rose from £5,471 million to £6,121 million primarily reflecting a strong performance by GBM. GBM income rose from £1,560 million to £2,395 million driven primarily by the rates business. Non core negative income fell from £1,693 million to £933 million, primarily reflecting monoline related credit market write-downs in 2008.

Net interest income fell from £4,038 million to £3,117 million as margins fell from 2.15% to 1.60% as expected, reflecting lower interest rates and higher funding costs. Non-interest income went from £10 million to £1,703 million reflecting lower trading income losses within the Non-Core division.

Costs declined from £4,487 million to £4,066 million primarily reflecting lower variable compensation within GBM, due to changes in accounting for incentive pay. Impairment losses rose from £823 million to £4,663 million reflecting weakness across all credit portfolios and rising delinquencies.

The Group recorded a gain of £3,790 million on the redemption of certain Tier 1 and Upper Tier 2 debt securities in the second quarter of 2009, and also a gain of £212 million on the disposal of Linea Directa.  Preference share dividends of £432 million in the second quarter included a £274 million dividend relating to the repayment of preference shares to the UK government completed in April 2009.

Appendix 2  Analysis by quarter

Divisional performance

The profit/(loss) of each division before amortisation of purchased intangible assets, write-down of goodwill and other assets, integration and restructuring costs, and after allocation of manufacturing costs is shown below.  The Group manages costs where they arise.  Customer-facing divisions control their direct expenses whilst Manufacturing is responsible for shared costs.

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£m	£m	£m	£m	£m	£m
Operating profit/(loss) before impairment losses
UK Retail	499	378	877	502	452	954
UK Corporate	494	378	872	524	511	1,035
Wealth	137	103	240	98	92	190
Global Banking & Markets	1,188	3,922	5,110	(101)	1,233	1,132
Global Transaction Services	269	240	509	248	249	497
Ulster Bank	78	71	149	108	82	190
US Retail & Commercial	136	182	318	190	227	417
RBS Insurance	142	81	223	192	108	300
Central items	(313)	486	173	652	18	670

Core	2,630	5,841	8,471	2,413	2,972	5,385
Non-Core	(1,500)	(2,804)	(4,304)	(2,378)	(1,676)	(4,054)

Operating profit before impairment losses	1,130	3,037	4,167	35	1,296	1,331

Included in the above are movements in fair value of own debt of:
Global Banking & Markets	(483)	647	164	174	410	584
Central items	(477)	384	(93)	30	198	228

	(960)	1,031	71	204	608	812

Impairment losses by division
UK Retail	470	354	824	213	227	440
UK Corporate	450	101	551	54	42	96
Wealth	16	6	22	3	2	5
Global Banking & Markets	(32)	269	237	(40)	57	17
Global Transaction Services	4	9	13	3	1	4
Ulster Bank	90	67	157	7	11	18
US Retail & Commercial	146	223	369	64	62	126
RBS Insurance	1	5	6	-	-	-
Central items	1	(3)	(2)	(35)	(1)	(36)

Core	1,146	1,031	2,177	269	401	670
Non-Core	3,517	1,827	5,344	554	255	809

Total impairment losses	4,663	2,858	7,521	823	656	1,479

Appendix 2  Analysis by quarter

Divisional performance (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£m	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	29	24	53	289	225	514
UK Corporate	44	277	321	470	469	939
Wealth	121	97	218	95	90	185
Global Banking & Markets	1,220	3,653	4,873	(61)	1,176	1,115
Global Transaction Services	265	231	496	245	248	493
Ulster Bank	(12)	4	(8)	101	71	172
US Retail & Commercial	(10)	(41)	(51)	126	165	291
RBS Insurance	141	76	217	192	108	300
Central items	(314)	489	175	687	19	706

Core	1,484	4,810	6,294	2,144	2,571	4,715
Non-Core	(5,017)	(4,631)	(9,648)	(2,932)	(1,931)	(4,863)

Group operating (loss)/profit	(3,533)	179	(3,354)	(788)	640	(148)

Loan impairment losses	4,520	2,276	6,796	750	656	1,406
Impairment losses on available-for-sale securities	143	582	725	73	-	73

	4,663	2,858	7,521	823	656	1,479

Loan impairment charge as % of gross loans and advances excluding reverse repurchase agreements	2.98%	1.34%	2.24%	0.49%	0.43%	0.46%

	£bn	£bn		£bn	£bn
Risk-weighted assets by division
UK Retail	54.0	49.6		44.7	42.4
UK Corporate	85.1	81.6		84.9	93.0
Wealth	10.5	10.8		10.4	9.8
Global Banking & Markets	126.6	153.1		137.7	196.4
Global Transaction Services	16.7	17.9		16.9	16.1
Ulster Bank	26.2	26.2		21.5	24.4
US Retail & Commercial	55.6	64.3		44.8	44.9
Other	8.6	7.8		8.2	10.8

Core	383.3	411.3		369.1	437.8
Non-Core	164.0	164.4		122.6	111.2

Total risk-weighted assets	547.3	575.7		491.7	549.0

  Appendix 2  Analysis by quarter

UK Retail

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	877	807	1,684	767	763	1,530

Net fees and commissions - banking	321	337	658	416	398	814
Other non-interest income (net of insurance claims)	69	53	122	73	66	139

Non-interest income	390	390	780	489	464	953

Total income	1,267	1,197	2,464	1,256	1,227	2,483

Direct expenses
- staff	(214)	(214)	(428)	(220)	(225)	(445)
- other	(103)	(118)	(221)	(105)	(114)	(219)
Indirect expenses	(451)	(487)	(938)	(429)	(436)	(865)

	(768)	(819)	(1,587)	(754)	(775)	(1,529)

Operating profit before impairment losses	499	378	877	502	452	954
Impairment losses	(470)	(354)	(824)	(213)	(227)	(440)

Operating profit	29	24	53	289	225	514

Analysis of income by product:
Personal advances	307	302	609	315	318	633
Mortgages	272	208	480	99	120	219
Personal deposits	349	392	741	521	477	998
Bancassurance	70	52	122	71	61	132
Cards	212	204	416	212	206	418
Other	57	39	96	38	45	83

Total income	1,267	1,197	2,464	1,256	1,227	2,483

Analysis of impairment by sector:
Mortgages	41	22	63	7	6	13
Personal	299	195	494	120	135	255
Cards	130	137	267	86	86	172

Total impairment	470	354	824	213	227	440

Loan impairment charge as % of gross customer loans and advances
Mortgages	0.21%	0.12%	0.16%	0.04%	0.04%	0.04%
Personal	8.48%	5.27%	7.01%	3.10%	3.58%	3.29%
Cards	8.52%	9.13%	8.75%	5.06%	4.99%	5.06%

	1.94%	1.50%	1.70%	0.93%	1.02%	0.96%

   Appendix 2 Analysis by quarter

UK Retail (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£bn	£bn		£bn	£bn

Performance ratios
Return on equity (1)	2.0%	1.6%	1.8%	21.7%	18.1%	19.3%
Net interest margin	3.73%	3.50%	3.62%	3.48%	3.56%	3.52%
Cost:income ratio	59.2%	68.7%	63.7%	57.8%	62.4%	60.0%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	76.9	73.5		69.7	66.6
- personal	14.1	14.8		15.5	15.1
- cards	6.1	6.0		6.8	6.9
Customer deposits (excluding bancassurance)	83.4	80.3		76.6	77.0
Loan:deposit ratio (excluding repos)	116.4%	117.4%		120.1%	115.1%
AUMs - excluding deposits	4.7	4.6		6.6	6.5
Non-performing loans	4.5	4.1		3.3	3.2

Risk-weighted assets	54.0	49.6		44.7	42.4

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

   Appendix 2  Analysis by quarter

UK Corporate

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	533	473	1,006	589	605	1,194

Net fees and commissions	205	182	387	196	181	377
Other non-interest income	91	91	182	113	105	218

Non-interest income	296	273	569	309	286	595

Total income	829	746	1,575	898	891	1,789

Direct expenses
- staff	(170)	(172)	(342)	(181)	(187)	(368)
- other	(40)	(66)	(106)	(68)	(69)	(137)
Indirect expenses	(125)	(130)	(255)	(125)	(124)	(249)

	(335)	(368)	(703)	(374)	(380)	(754)

Operating profit before impairment losses	494	378	872	524	511	1,035
Impairment losses	(450)	(101)	(551)	(54)	(42)	(96)

Operating profit	44	277	321	470	469	939

Analysis of income by business:
Corporate and commercial lending	365	327	692	405	387	792
Asset and invoice finance	123	110	233	125	120	245
Corporate deposits	258	286	544	307	266	573
Other	83	23	106	61	118	179

Total income	829	746	1,575	898	891	1,789

Analysis of impairment by sector:
Manufacturing	17	4	21	7	3	10
Housebuilding and construction	55	6	61	2	3	5
Property	156	11	167	6	1	7
Asset & invoice finance	80	20	68	24	13	38
Other	142	60	234	15	22	36

Total impairment	450	101	551	54	42	96

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Manufacturing	0.29%	0.31%	0.87%	0.59%	0.28%	0.44%
Housebuilding and construction	0.44%	0.42%	2.30%	0.15%	0.21%	0.19%
Property	0.14%	0.14%	1.02%	0.08%	0.01%	0.05%
Asset & invoice finance	0.94%	0.94%	1.54%	1.18%	0.62%	0.92%
Other	1.12%	0.45%	0.92%	0.11%	0.16%	0.13%

	1.76%	0.38%	1.08%	0.21%	0.17%	0.18%

   Appendix 2 Analysis by quarter

UK Corporate (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£bn	£bn		£bn	£bn

Performance ratios
Return on equity (1)	1.7%	11.6%	6.3%	19.6%	18.0%	19.6%
Net interest margin	2.29%	1.99%	2.14%	2.55%	2.73%	2.64%
Cost:income ratio	40.4%	49.3%	44.6%	41.7%	42.7%	42.2%

Capital and balance sheet

Total assets	106.0	108.7		108.2	105.6
Loans and advances to customers - gross
- Manufacturing	4.8	5.1		4.5	4.3
- Housebuilding and construction	5.3	5.7		5.4	5.2
- Property	32.9	32.4		29.2	27.3
- Asset and invoice finance	8.8	8.6		8.3	8.6
- Other	50.6	53.6		57.0	56.4

Customer deposits	84.1	81.2		83.9	84.3
Loan:deposit ratio (excluding repos)	121.8%	129.7%		124.5%	120.8%
Non-performing loans	2.4	2.0		0.9	1.1

Risk-weighted assets	85.1	81.6		84.9	93.0

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

  Appendix 2  Analysis by quarter

Wealth

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	179	160	339	144	127	271

Net fees and commissions	91	91	182	106	106	212
Other non-interest income	22	21	43	16	23	39

Non-interest income	113	112	225	122	129	251

Total income	292	272	564	266	256	522

Direct expenses
- staff	(79)	(90)	(169)	(95)	(92)	(187)
- other	(35)	(33)	(68)	(37)	(35)	(72)
Indirect expenses	(41)	(46)	(87)	(36)	(37)	(73)

	(155)	(169)	(324)	(168)	(164)	(332)

Operating profit before impairment losses	137	103	240	98	92	190
Impairment losses	(16)	(6)	(22)	(3)	(2)	(5)

Operating profit	121	97	218	95	90	185

Analysis of income:
Private Banking	247	222	469	204	191	395
Investments	45	50	95	62	65	127

Total income	292	272	564	266	256	522

	£bn	£bn		£bn	£bn

Performance ratios
Net interest margin	4.82%	4.45%	4.64%	4.49%	4.35%	4.42%
Cost:income ratio	53.1%	62.1%	57.5%	63.2%	64.1%	63.6%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	5.8	5.7		5.2	4.7
- personal	4.7	4.6		4.3	4.4
- other	2.2	2.3		1.8	1.9

Customer deposits	35.7	35.3		36.1	35.8
Loan:deposit ratio (excluding repos)	35.5%	35.6%		31.3%	30.8%
AUMs - excluding deposits	29.8	31.3		34.7	34.6
Non-performing loans	0.2	0.1		0.1	0.1

Risk-weighted assets	10.5	10.8		10.4	9.8

   Appendix 2  Analysis by quarter

Global Banking & Markets

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income from banking activities	712	848	1,560	340	528	868

Net fees and commissions receivable	424	304	728	443	200	643
Income from trading activities	1,357	4,376	5,733	914	1,320	2,234
Other operating income (net of related funding costs)	(98)	(93)	(191)	(137)	68	(69)

Non-interest income	1,683	4,587	6,270	1,220	1,588	2,808

Total income	2,395	5,435	7,830	1,560	2,116	3,676

Direct expenses
- staff	(773)	(1,014)	(1,787)	(1,131)	(472)	(1,603)
- other	(233)	(306)	(539)	(381)	(259)	(640)
Indirect expenses	(201)	(193)	(394)	(149)	(152)	(301)

	(1,207)	(1,513)	(2,720)	(1,661)	(883)	(2,544)

Operating profit/(loss) before impairment losses	1,188	3,922	5,110	(101)	1,233	1,132
Impairment losses	32	(269)	(237)	40	(57)	(17)

Operating profit/(loss)	1,220	3,653	4,873	(61)	1,176	1,115

Analysis of income by product:
Rates - money markets	567	789	1,356	237	263	500
Rates - flow	567	1,375	1,942	597	806	1,403
Currencies	391	585	976	324	375	699
Commodities	239	228	467	334	15	349
Equities	362	371	733	345	216	561
Credit markets	654	798	1,452	(760)	(268)	(1,028)
Portfolio management and origination	98	642	740	309	299	608
Fair value of own debt	(483)	647	164	174	410	584

Total income	2,395	5,435	7,830	1,560	2,116	3,676

Analysis of impairment by sector:
Manufacturing and infrastructure	23	16	39	-	-	-
Property and construction	4	46	50	-	12	12
Transport	1	-	1	-	-	-
Banks and financial institutions	39	4	43	(41)	32	(9)
Others	(99)	203	104	1	13	14

Total impairment	(32)	269	237	(40)	57	17

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements	(0.10%)	0.63%	0.37%	(0.11%)	0.15%	0.02%

   Appendix 2 Analysis by quarter

Global Banking & Markets  (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£bn	£bn		£bn	£bn

Performance ratios
Return on equity (1)	25.8%	65.6%	51.6%	(1.3%)	17.1%	11.4%
Net interest margin	1.48%	1.91%	1.69%	0.72%	1.15%	0.93%
Cost:income ratio	50.4%	27.8%	34.7%	106.5%	41.7%	69.2%

Capital and balance sheet
Loans and advances (including banks)	166.4	217.9		175.2	185.3
Reverse repos	75.2	80.6		179.9	283.4
Securities	115.5	124.3		147.6	190.5
Cash and eligible bills	51.5	28.6		48.6	26.8
Other assets	46.3	43.1		47.6	55.8

Total third party assets (excluding derivatives mark to market)	454.9	494.5		598.9	741.8
Net derivative assets (after netting)	70.7	98.0		57.0	89.0
Customer deposits (excluding repos)	66.0	83.1		82.8	90.7
Non-performing loans	1.6	0.8		0.4	0.2
Loan:deposit ratio (excluding repos)	195.8%	205.0%		174.0%	162.7%

Risk-weighted assets	126.6	153.1		137.7	196.4

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

Global Transaction Services

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	226	220	446	220	225	445
Non-interest income	397	385	782	367	343	710

Total income	623	605	1,228	587	568	1,155

Direct expenses
- staff	(88)	(95)	(183)	(99)	(80)	(179)
- other	(37)	(35)	(72)	(35)	(31)	(66)
Indirect expenses	(229)	(235)	(464)	(205)	(208)	(413)

	(354)	(365)	(719)	(339)	(319)	(658)

Operating profit before impairment losses	269	240	509	248	249	497
Impairment losses	(4)	(9)	(13)	(3)	(1)	(4)

Operating profit	265	231	496	245	248	493

Analysis of income by product:
Domestic cash management	202	202	404	187	194	381
International cash management	181	169	350	176	168	344
Trade finance	77	75	152	56	54	110
Merchant acquiring	131	129	260	138	125	263
Commercial cards	32	30	62	30	27	57

Total income	623	605	1,228	587	568	1,155

	£bn	£bn		£bn	£bn

Performance ratios
Net interest margin	9.25%	8.29%	8.75%	8.46%	8.09%	8.27%
Cost:income ratio	56.8%	60.3%	58.6%	57.8%	56.2%	57.0%

Capital and balance sheet
Total third party assets	19.7	20.9		21.0	21.8
Loans and advances	13.8	14.4		15.7	17.0
Customer deposits	54.0	58.2		59.7	58.9
Loan:deposit ratio (excluding repos)	26.3%	25.9%		27.6%	30.2%
Non-performing loans	0.1	0.1		-	0.1

Risk-weighted assets	16.7	17.9		16.9	16.1

Appendix 2 Analysis by quarter

Ulster Bank

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	208	202	410	208	184	392

Net fees and commissions	39	46	85	58	46	104
Other non-interest income	12	11	23	20	19	39

Non-interest income	51	57	108	78	65	143

Total income	259	259	518	286	249	535

Direct expenses
- staff	(81)	(89)	(170)	(84)	(75)	(159)
- other	(25)	(22)	(47)	(24)	(22)	(46)
Indirect expenses	(75)	(77)	(152)	(70)	(70)	(140)

	(181)	(188)	(369)	(178)	(167)	(345)

Operating profit before impairment losses	78	71	149	108	82	190
Impairment losses	(90)	(67)	(157)	(7)	(11)	(18)

Operating (loss)/profit	(12)	4	(8)	101	71	172

Analysis of income by business:
Ulster corporate	138	161	299	171	148	319
Ulster retail	101	93	194	106	91	197
Other	20	5	25	9	10	19

Total income	259	259	518	286	249	535

Analysis of impairment by sector:
Mortgages	10	13	23	-	7	7
Corporate	66	41	107	-	-	-
Other	14	13	27	7	4	11

Total impairment	90	67	157	7	11	18

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Mortgages	0.25%	0.30%	0.29%	-	0.18%	0.09%
Corporate	1.23%	0.72%	1.00%	-	-	-
Other	3.50%	2.60%	3.38%	1.17%	0.70%	0.92%

	0.92%	0.64%	0.81%	0.08%	0.12%	0.10%

Appendix 2 Analysis by quarter

Ulster Bank (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£bn	£bn		£bn	£bn

Performance ratios
Return on equity (1)	(2.0%)	0.7%	(0.7%)	21.4%	13.6%	18.2%
Net interest margin	2.03%	1.87%	1.95%	2.02%	1.82%	1.92%
Cost:income ratio	69.9%	72.6%	71.2%	62.2%	67.1%	64.5%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	16.0	17.4		15.7	15.9
- corporate	21.2	22.8		18.8	18.7
- other	1.8	2.0		2.4	2.3
Customer deposits	18.9	19.5		22.9	23.8
Loan:deposit ratio (excluding repos)	206.3%	216.4%		161.1%	155.0%
Non-performing loans
- mortgages	0.4	0.4		0.2	0.2
- corporate	1.1	1.0		0.2	0.2
- other	0.1	0.1		0.1	0.1

Risk-weighted assets	26.2	26.2		21.5	24.4

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	448	494	942	390	384	774

Net fees and commissions	209	198	407	160	150	310
Other non-interest income	45	52	97	24	60	84

Non-interest income	254	250	504	184	210	394

Total income	702	744	1,446	574	594	1,168

Direct expenses
- staff	(184)	(218)	(402)	(159)	(152)	(311)
- other	(188)	(143)	(331)	(76)	(66)	(142)
Indirect expenses	(194)	(201)	(395)	(149)	(149)	(298)

	(566)	(562)	(1,128)	(384)	(367)	(751)

Operating profit before impairment losses	136	182	318	190	227	417
Impairment losses	(146)	(223)	(369)	(64)	(62)	(126)

Operating (loss)/profit	(10)	(41)	(51)	126	165	291

Average exchange rate - US$/£	1.551	1.436	1.494	1.971	1.979	1.975

Analysis of income by product:
Mortgages and home equity	130	142	272	88	87	175
Personal lending and cards	113	107	220	80	77	157
Retail deposits	202	231	433	244	221	465
Commercial lending	140	141	281	90	89	179
Commercial deposits	89	104	193	88	81	169
Other	28	19	47	(16)	39	23

Total income	702	744	1,446	574	594	1,168

Analysis of impairment by sector:
Residential mortgages	12	23	35	7	5	12
Home equity	43	29	72	12	13	25
Corporate & commercial	61	108	169	23	17	40
Other	30	63	93	22	27	49

Total impairment	146	223	369	64	62	126

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Residential mortgages	0.66%	1.00%	0.96%	0.35%	0.25%	0.30%
Home equity	1.08%	0.62%	0.91%	0.36%	0.39%	0.37%
Corporate & commercial	1.19%	1.79%	1.65%	0.55%	0.43%	0.47%
Other	1.45%	2.57%	2.25%	1.22%	1.44%	1.35%

	1.12%	1.44%	1.42%	0.56%	0.55%	0.55%

Appendix 2 Analysis by quarter

US Retail and Commercial  (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£bn	£bn		£bn	£bn

Performance ratios
Return on equity (1)	(0.7%)	(2.4%)	(1.7%)	10.4%	13.7%	12.1%
Net interest margin	2.30%	2.33%	2.31%	2.62%	2.61%	2.61%
Cost:income ratio	80.6%	75.4%	78.0%	66.9%	61.8%	64.2%

Capital and balance sheet
Total assets	75.6	94.9		68.9	68.8
Loans and advances to customers (gross):
- residential mortgages	7.3	9.2		8.0	8.1
- home equity	15.9	18.8		13.5	13.4
- corporate and commercial	20.5	24.2		16.6	16.0
- other consumer	8.3	9.8		7.2	7.5
Customer deposits	60.2	67.9		52.5	50.5
Loan:deposit ratio (excluding repos)	86.7%	91.5%		87.4%	90.8%
Non-performing loans
- retail	0.3	0.3		0.1	0.1
- commercial	0.1	0.1		-	-

Risk-weighted assets	55.6	64.3		44.8	44.9

Spot exchange rate - US$/£	1.644	1.433		1.989	1.986

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial  (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	696	711	1,407	768	761	1,529

Net fees and commissions	324	284	608	316	296	612
Other non-interest income	69	75	144	49	119	168

Non-interest income	393	359	752	365	415	780

Total income	1,089	1,070	2,159	1,133	1,176	2,309

Direct expenses
- staff	(287)	(313)	(600)	(313)	(301)	(614)
- other	(289)	(206)	(495)	(151)	(130)	(281)
Indirect expenses	(301)	(288)	(589)	(292)	(296)	(588)

	(877)	(807)	(1,684)	(756)	(727)	(1,483)

Operating profit before impairment losses	212	263	475	377	449	826
Impairment losses	(231)	(320)	(551)	(127)	(122)	(249)

Operating (loss)/profit	(19)	(57)	(76)	250	327	577

Analysis of income by product:
Mortgages and home equity	203	204	407	173	173	346
Personal lending and cards	174	154	328	158	152	310
Retail deposits	315	332	647	482	437	919
Commercial lending	217	202	419	177	177	354
Commercial deposits	138	150	288	174	160	334
Other	42	28	70	(31)	77	46

Total income	1,089	1,070	2,159	1,133	1,176	2,309

Analysis of impairment by sector:
Residential mortgages	19	33	52	14	10	24
Home equity	65	42	107	25	25	50
Corporate & commercial	99	154	253	45	33	78
Other	48	91	139	43	54	97

Total impairment	231	320	551	127	122	249

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Residential mortgages	0.63%	1.00%	0.87%	0.35%	0.25%	0.30%
Home equity	1.00%	0.62%	0.82%	0.37%	0.37%	0.37%
Corporate & commercial	1.18%	1.79%	1.50%	0.55%	0.42%	0.47%
Other	1.41%	2.57%	2.04%	1.19%	1.46%	1.35%

	1.08%	1.44%	1.29%	0.56%	0.55%	0.55%

Appendix 2 Analysis by quarter

US Retail and Commercial  (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	$bn	$bn		$bn	$bn

Performance ratios
Return on equity (1)	(0.7%)	(2.4%)	(1.7%)	10.4%	13.7%	12.0%
Net interest margin	2.32%	2.33%	2.32%	2.61%	2.61%	2.61%
Cost:income ratio	80.5%	75.4%	78.0%	66.7%	61.8%	64.2%

Capital and balance sheet
Total assets	124.4	136.0		137.0	135.8
Loans and advances to customers (gross):
- residential mortgages	12.0	13.2		15.9	16.1
- home equity	26.1	26.9		26.8	26.7
- corporate and commercial	33.6	34.7		33.0	31.8
- other consumer	13.7	14.1		14.4	14.8
Customer deposits	99.0	97.4		104.5	100.3
Loan:deposit ratio (excluding repos)	86.7%	91.5%		87.4%	90.8%
Non-performing loans
- retail	0.4	0.4		0.2	0.2
- commercial	0.3	0.2		0.1	0.1

Risk-weighted assets	91.3	92.1		89.2	89.2

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

RBS Insurance

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Earned premiums	1,119	1,106	2,225	1,126	1,137	2,263
Reinsurers' share	(40)	(45)	(85)	(51)	(56)	(107)

Insurance premium income	1,079	1,061	2,140	1,075	1,081	2,156
Net fees and commissions	(95)	(92)	(187)	(101)	(100)	(201)
Other income	104	108	212	133	134	267

Total income	1,088	1,077	2,165	1,107	1,115	2,222

Direct expenses
- staff	(69)	(70)	(139)	(67)	(78)	(145)
- other	(54)	(67)	(121)	(52)	(75)	(127)
Indirect expenses	(65)	(66)	(131)	(62)	(62)	(124)

	(188)	(203)	(391)	(181)	(215)	(396)

Gross claims	(776)	(798)	(1,574)	(723)	(848)	(1,571)
Reinsurers' share	18	5	23	(11)	56	45

Net claims	(758)	(793)	(1,551)	(734)	(792)	(1,526)

Operating profit before impairment losses	142	81	223	192	108	300
Impairment losses	(1)	(5)	(6)	-	-	-

Operating profit	141	76	217	192	108	300

Analysis of income by product:
Motor own-brands	495	477	972	475	484	959
Household and Life own-brands	210	204	414	195	205	400
Motor partnerships and broker	145	145	290	171	182	353
Household and Life, partnerships and broker	81	83	164	90	91	181
Other (International, commercial and central)	157	168	325	176	153	329

Total income	1,088	1,077	2,165	1,107	1,115	2,222

In-force policies (thousands)
- Own-brand motor	4,789	4,601		4,424	4,387
- Own-brand non-motor (home, rescue, pet, HR24)	5,890	5,643		5,449	3,839
- Partnerships & broker (motor, home, rescue, pet, HR24)	5,609	5,750		6,417	6,588
- Other (international, commercial and central)	1,210	1,211		1,123	1,112

General insurance reserves - total (£m)	6,601	6,630		6,658	6,705

Key business metrics
Return on equity (1)	17.7%	9.5%	13.6%	24.0%	13.5%	18.8%
Cost:income ratio	17.3%	18.9%	18.1%	16.4%	19.3%	17.8%
Adjusted cost:income ratio (2)	57.0%	71.5%	63.7%	48.5%	66.6%	56.9%
Gross written premiums (£m)	1,147	1,123	2,270	1,116	1,108	2,224

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Adjusted cost:income ratio is based on total income and operating expenses after netting insurance claims against total income.

   Appendix 2 Analysis by quarter

Central items

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£m	£m	£m	£m	£m	£m

Operating (loss)/profit	(314)	489	175	687	19	706

Appendix 2 Analysis by quarter

Non-Core

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
Income statement	£m	£m	£m	£m	£m	£m

Net interest income from banking activities	239	373	612	406	514	920

Net fees and commissions receivable	78	178	256	265	230	495
Income from trading activities	(1,390)	(2,886)	(4,276)	(3,152)	(2,134)	(5,286)
Other operating income (net of related funding costs)	(56)	22	(34)	544	301	845
Insurance net premium income	196	244	440	244	241	485

Non-interest income	(1,172)	(2,442)	(3,614)	(2,099)	(1,362)	(3,461)

Total income	(933)	(2,069)	(3,002)	(1,693)	(848)	(2,541)

Direct expenses
- staff	(72)	(187)	(259)	(207)	(203)	(410)
- other	(221)	(229)	(450)	(182)	(327)	(509)
Indirect expenses	(137)	(142)	(279)	(128)	(128)	(256)

	(430)	(558)	(988)	(517)	(658)	(1,175)

Net claims	(137)	(177)	(314)	(168)	(170)	(338)

Operating loss before impairment losses	(1,500)	(2,804)	(4,304)	(2,378)	(1,676)	(4,054)
Impairment losses	(3,517)	(1,827)	(5,344)	(554)	(255)	(809)

Operating loss	(5,017)	(4,631)	(9,648)	(2,932)	(1,931)	(4,863)

	£bn	£bn		£bn	£bn

Performance ratios
Cost:income ratio	(46.1%)	(27.0%)	(32.9%)	(30.5%)	(77.6%)	(46.2%)
Net interest margin	0.38%	0.59%	0.49%	0.83%	0.83%	0.83%

Capital and balance sheet
Total assets	231.1	297.1		276.3	309.0
Loans and advances to customers (gross):	166.3	183.1		164.9	170.0
Customer deposits	20.8	22.0		25.1	27.4
Loan:deposit ratio (excluding repos)	819.6%	840.6%		654.7%	606.3%

Risk-weighted assets	164.0	164.4		122.6	111.2

	£m	£m	£m	£m	£m	£m

Income by donating division:
UK Retail	4	(1)	3	73	74	147
UK Corporate	123	121	244	154	170	324
Wealth	100	109	209	120	123	243
Global Banking & Markets	(1,496)	(2,725)	(4,221)	(2,430)	(1,527)	(3,957)
Global Transaction Services	38	47	85	29	31	60
Ulster Bank	60	52	112	91	100	191
US Retail & Commercial	75	95	170	76	86	162
RBS Insurance	177	229	406	271	272	543
Central items	(14)	4	(10)	(77)	(177)	(254)

Total income	(933)	(2,069)	(3,002)	(1,693)	(848)	(2,541)

   Appendix 2 Analysis by quarter

Non-Core  (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	Q1 2008	H1 2008
	£m	£m	£m	£m	£m	£m

Impairment losses by donating division:
UK Retail	19	15	34	24	23	47
UK Corporate	887	205	1,092	74	32	106
Wealth	70	86	156	31	30	61
Global Banking & Markets	1,879	1,108	2,987	277	-	277
Global Transaction Services	12	5	17	4	2	6
Ulster Bank	329	155	484	47	31	78
US Retail & Commercial	321	253	574	97	137	234

Total impairment	3,517	1,827	5,344	554	255	809

Loan impairment charge as a % of gross loans and advances to customers by donating division:
UK Retail	2.61%	1.95%	2.34%	1.71%	1.65%	1.67%
UK Corporate	14.53%	3.39%	8.94%	1.28%	0.59%	0.92%
Wealth	10.87%	11.79%	12.19%	5.21%	5.28%	5.13%
Global Banking & Markets	6.71%	1.89%	4.38%	1.05%	-	0.53%
Global Transaction Services	4.02%	0.97%	2.85%	1.14%	0.60%	0.86%
Ulster Bank	8.12%	3.54%	5.97%	1.29%	0.79%	1.07%
US Retail & Commercial	10.46%	6.68%	9.34%	3.29%	4.55%	3.96%

	8.26%	2.82%	5.65%	1.35%	0.63%	1.00%

	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances by donating division (1):
UK Retail	2.9	3.1		5.6	5.6
UK Corporate	24.4	24.2		23.1	21.7
Wealth	2.6	3.0		2.4	2.3
Global Banking & Markets	106.4	117.8		105.7	110.8
Global Transaction Services	1.2	2.1		1.4	1.3
Ulster Bank	16.2	17.5		14.6	15.8
US Retail & Commercial	12.3	15.1		11.8	12.1
RBS Insurance	0.2	0.2		0.2	0.2
Other	0.1	0.1		0.1	0.2

	166.3	183.1		164.9	170.0

Note:
(1) Including disposal groups.

Risk-weighted assets by donating division:
UK Retail	2.0	1.9		5.0	5.3
UK Corporate	18.9	20.3		19.4	17.3
Wealth	2.9	3.3		3.4	3.4
Global Banking & Markets	118.1	115.0		72.5	63.1
Global Transaction Services	1.9	3.0		2.2	1.8
Ulster Bank	8.4	6.8		8.9	8.0
US Retail & Commercial	11.5	13.7		10.6	12.3
Other	0.3	0.4		0.6	-

	164.0	164.4		122.6	111.2

   Appendix 2 Analysis by quarter

Balance sheet

	30 June 2009	31 March 2009	30 June 2008	31 March 2008
	£m	£m	£m	£m

Assets
Cash and balances at central banks	34,302	20,384	35,208	13,310
Inter-bank lending	48,624	60,258	43,570	49,435
Reverse repurchase agreements and stock borrowing	35,076	44,828	107,767	164,622
Loans and advances to banks	83,700	104,981	151,337	214,057
Net loans and advances to customers	593,277	671,077	603,577	606,482
Reverse repurchase agreements and stock borrowing	47,485	46,561	85,960	134,391
Loans and advances to customers	640,762	717,638	689,537	740,873
Debt securities	229,059	248,904	244,238	266,807
Equity shares	14,220	14,281	33,348	36,841
Settlement balances	23,244	24,446	27,606	40,075
Derivatives	555,890	868,657	414,655	460,287
Intangible assets	15,117	16,371	28,444	28,451
Property, plant and equipment	16,292	17,561	14,647	17,387
Deferred taxation	7,573	6,298	1,092	3,172
Prepayments, accrued income and other assets	20,620	20,692	18,190	11,881
Assets of disposal groups	3,666	170	4,208	1,131

Total assets	1,644,445	2,060,488	1,662,510	1,834,272

Liabilities
Inter-bank deposits	135,601	179,425	142,438	153,352
Repurchase agreements and stock lending	44,142	54,677	112,212	156,685
Deposits by banks	179,743	234,102	254,650	310,037
Customer deposits	415,267	436,339	443,331	445,623
Repurchase agreements and stock lending	75,015	78,505	92,375	141,150
Customer accounts	490,282	524,844	535,706	586,773
Debt securities in issue	248,710	258,493	240,263	245,038
Settlement balances and short positions	60,282	63,281	84,073	110,690
Derivatives	534,632	836,662	407,455	451,681
Accruals, deferred income and other liabilities	21,543	28,037	25,623	26,374
Retirement benefit liabilities	1,363	1,534	375	417
Deferred taxation	3,344	3,168	1,915	3,577
Insurance liabilities	7,186	7,400	7,532	7,626
Subordinated liabilities	32,106	43,511	34,617	33,440
Liabilities of disposal groups	7,465	15	2,856	388

Total liabilities	1,586,656	2,001,047	1,595,065	1,776,041

Equity:
Minority interests	2,123	3,428	5,808	5,083
Equity owners’	55,666	56,013	61,637	53,148

Total equity	57,789	59,441	67,445	58,231

Total liabilities and equity	1,644,445	2,060,488	1,662,510	1,834,272

Appendix 3

Asset Protection Scheme

  Appendix 3   Asset Protection Scheme

   Appendix 3 Asset Protection Scheme

1. Explanatory note

The terms of RBS's participation in the Asset Protection Scheme ("APS") were agreed in principle with HM Treasury in February. Issues still outstanding include the final sign off of assets to be covered, the completion of due diligence, some detailed aspects of the structure of the scheme and EU State Aid approval.

2. Highlights of the Scheme

Objectives

•	Credit protection provided by the UK government, which alongside liability management and other measures, would allow RBS to pass the Financial Services Authority stress tests

•	Enhance RBS's financial strength and provide stability for customers, depositors and investors as RBS's restructuring programme is executed

•	Enhance the Group's capacity to extend new lending in the UK

Current proposed Scheme operation and terms

•	Protection for £316 billion covered assets from 1 January 2009, subject to final agreement with HM Treasury on the covered asset pool

•	APS assets are a static pool, with no substitution allowed for assets that mature

•	Scheme expected to cover both banking assets and trading assets

•

APS assets include the Group's global exposures across multiple jurisdictions and multiple legal entities HM Treasury currently proposes to extend APS protection to RBS plc; RBS plc will then enter into back-to-back arrangements with other legal entities across the Group to extend APS protection to all APS assets

•	First loss of £19.5 billion in addition to impairments and write-downs on the APS pool recognised at 31 December 2008

•	RBS will bear all losses (net of recoveries) up to the first loss point. Losses (net of recoveries) in excess of the first loss will be 90% borne by HM Treasury

•	Management and administration of APS assets will be performed by RBS

•	Scheme proposes rigorous governance and specific approval processes for APS assets

•	HMT will have representation on the Group's senior oversight committee for the APS and will have wide-ranging rights to audit the management and administration of the Scheme

•	Significant RWA relief is expected on the APS assets. On the basis of the proposed pool at 30 June 2009 this relief is estimated at approximately £150 billion.

Asset selection

•	Assets were selected for both credit and capital reasons. Key criteria included:

           -  Risk and degree of impairment in base case and stressed scenario

           -  Liquidity of the exposure

•	Both core and non-core assets analysed. Inclusion of core assets reflects their risk profile and provides capacity to meet UK lending commitments.

•	Inclusion of equity type exposure and real assets (e.g. hotels, ships, aircraft) and Citizens retail assets was not permitted.

3. Capital effect

The Asset Protection Scheme announced in February, when concluded, is expected to further strengthen the Group's capital ratios, as the assets covered by the Scheme will carry lower risk weightings as a result of UK Government asset insurance. This augments the impact of RBS's own extensive restructuring measures. The Scheme is currently expected to provide approximately £150 billion of risk-weighted asset relief. In addition, HM Treasury will subscribe to a total of £19.5 billion of new B Shares qualifying as capital on implementation of the APS, with a further £6 billion as a contingent reserve. The APS should strengthen Core Tier 1 by more than 5% pro forma. This figure is RBS's current estimate and subject to finalisation of the detailed terms and conditions, confirmation of asset eligibility and pricing (all of which require state aid approval) and without taking account of the £6 billion contingent tranche of B share issuance outlined in February.

4.  Credit impairments and write downs

Of the Group's credit impairments and write downs recorded in the first half of 2009, approximately 70% relates to assets proposed for APS. Set out below are the estimated proportions of each division's credit impairments and write downs relating to these assets:

%
UK Retail	65
UK Corporate	50
Global Banking & Markets	50
Ulster	85
Non-Core	75

  Appendix 3 Asset Protection Scheme

5.  Balance sheet and risk weighted assets

The tables below show approximate balances relating to assets proposed for APS, by balance sheet caption and underlying product category, at 31 December 2008.

	Carrying Value (1)	Undrawn commitments and other aspects (2)	Provisions and other related adjustments (3)	Covered amount
	£bn	£bn	£bn	£bn

Loans and advances (4)
Residential mortgages	15.3	-	0.1	15.4
Consumer finance	11.4	1.6	1.8	14.8
Commercial property lending	52.3	10.0	0.8	63.1
Leveraged finance	18.3	4.7	2.5	25.5
Project finance	1.9	1.0	-	2.9
Other structured finance	16.4	4.5	0.4	21.3
Other corporate loans	73.3	25.7	2.3	101.3
	188.9	47.5	7.9	244.3
Securities
RMBS (5)	0.7	0.2	0.2	1.1
CMBS (6)	1.6	0.2	0.2	2.0
CDOs (7) and CLOs (8)	2.3	0.4	5.7	8.4
Other asset-backed securities	3.7	-	0.3	4.0
Other debt securities	2.5	0.6	0.1	3.2
	10.8	1.4	6.5	18.7
Derivatives
Monoline insurers	5.6	10.9	6.0	22.5
CDPCs (8)	3.5	2.3	1.3	7.1
Other counterparties	16.8	5.7	0.7	23.2
	25.9	18.9	8.0	52.8

Total	225.6	67.8	22.3	315.8

Notes:

(1)

Carrying value represents the amounts recorded on the balance sheet at 31 December 2008 and includes assets classified as loans and receivables , fair valued through profit or loss and available-for-sale ('AFS')

(2)

Undrawn commitments and other aspects comprises:

•          undrawn commitments

•          add-back of AFS reserves

•          master netting arrangements relating to derivatives

•          potential future exposures on certain derivatives

(3)

Provisions and other related adjustments comprises:

•          credit impairment provisions and write downs

•          life-to-date mark-to-market changes on assets measured at fair value through profit or loss

•          credit valuation adjustment on derivative contracts

(4)	The asset categories are as defined by the HM Treasury draft terms and conditions and may vary from the Group's categorisations of such assets
(5)	Residential mortgage-backed securities
(6)	Commercial mortgage-backed securities
(7)	Collateralised debt obligations
(9)	Collateralised loan obligations
(9)	Credit derivative product companies

Risk weighted assets relating to the assets proposed for the scheme were approximately £165 billion at 31 December 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 August 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat